Form 10-K, Exhibit 13
period 1996-12-31
AVECOR CARDIOVASCULAR INC
filed 1997-03-31
CIK 883982

                    OUTSIDE FRONT COVER ART GOES ON THIS PAGE

                                ABOUT THE COMPANY

AVECOR CARDIOVASCULAR INC. DESIGNS, DEVELOPS, MANUFACTURES AND MARKETS SPECIALTY DISPOSABLE MEDICAL DEVICES FOR HEART/LUNG BYPASS SURGERY AND LONG-TERM RESPIRATORY SUPPORT. THE COMPANY'S PRODUCT LINE CONSISTS PRIMARILY OF HOLLOW FIBER AND SILICONE MEMBRANE OXYGENATORS, BLOOD RESERVOIRS, CARDIOPLEGIA SYSTEMS, ARTERIAL FILTERS AND CUSTOM TUBING PACKS.


                                  ON THE COVER

THE INNOVATIVE NEW AFFINITY BLOOD PUMP IS SCHEDULED FOR 1997 INTRODUCTION FOLLOWING MARKETING CLEARANCE FROM THE U.S. FOOD AND DRUG ADMINISTRATION.

                                     [PHOTO]

AVECOR'S NEW HEADQUARTERS FACILITY IN THE MINNEAPOLIS SUBURB OF BROOKLYN PARK CONTAINS 100,000 SQUARE FEET AND CONSOLIDATES OPERATIONS PREVIOUSLY AT FOUR SEPARATE LOCATIONS.

Except for the historical financial information contained herein, the matters discussed in this annual report contain certain forward-looking statements. For this purpose, any statements contained in this annual report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue," the negative or other variations thereof, or comparable terminology, are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, including the progress of product development and clinical studies, the timing of and ability to attain regulatory approvals, the availability of third-party reimbursement, the extent to which the Company's products gain market acceptance, litigation regarding patent and other intellectual property rights, the introduction of competitive products by others and other factors, as well as those set forth from time to time in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

Affinity-TM-, MYOtherm-TM-, Signature-TM- and OnCourse-TM- are trademarks of the Company.

FINANCIAL HIGHLIGHTS

                                                                      AVECOR CARDIOVASCULAR INC.
                                                                       YEAR ENDED DECEMBER 31,
                                           ----------------------------------------------------------------------------------
                                              1996           1995             1994                1993               1992
-----------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
 Net Sales . . . . . . . . . . . . . . .   $44,401,000     $33,340,000     $21,486,000         $14,125,000        $12,459,000
 Cost of sales . . . . . . . . . . . . .    25,986,000      18,180,000      12,556,000           9,067,000          8,020,000
                                           ----------------------------------------------------------------------------------
  Gross profit . . . . . . . . . . . . .    18,415,000      15,160,000       8,930,000           5,058,000          4,439,000
 Operating Expenses:
  Selling, general and administrative. .    11,885,000       8,727,000       6,779,000           5,044,000          3,285,000
  Litigation expense . . . . . . . . . .     4,205,000         170,000              --                  --                 --
  Research and development . . . . . . .     3,651,000       2,773,000       2,309,000           1,891,000          1,840,000
                                           ----------------------------------------------------------------------------------
   Operating income (loss) . . . . . . .    (1,326,000)      3,490,000        (158,000)         (1,877,000)          (686,000)
 Interest income . . . . . . . . . . . .       725,000         586,000         143,000             204,000            294,000
 Interest expense. . . . . . . . . . . .            --              --              --                  --            (37,000)
                                           ----------------------------------------------------------------------------------
 Income (loss) before income taxes . . .      (601,000)      4,076,000         (15,000)         (1,673,000)          (429,000)
 Income tax provision (benefit). . . . .       (34,000)        780,000          24,000             (23,000)            29,000
                                           ----------------------------------------------------------------------------------
 Net income (loss) . . . . . . . . . . .   $  (567,000)    $ 3,296,000     $   (39,000)        $(1,650,000)       $  (458,000)
                                           ----------------------------------------------------------------------------------
 Net income (loss) per share . . . . . .         $(.07)           $.45           $(.01)              $(.26)             $(.08)
                                           ----------------------------------------------------------------------------------

 Weighted average common and common
 equivalent shares outstanding (1) . . .     7,767,000       7,307,000       6,390,000           6,361,000          5,581,000
                                           ----------------------------------------------------------------------------------

BALANCE SHEET DATA:
 Working capital . . . . . . . . . . . .   $20,563,000     $26,247,000     $10,150,000         $ 9,725,000        $12,876,000
 Total assets  . . . . . . . . . . . . .    37,161,000      33,519,000      15,877,000          15,031,000         15,766,000
 Long-term debt. . . . . . . . . . . . .            --              --              --                  --                 --
 Stockholders' equity. . . . . . . . . .    29,938,000      29,322,000      13,145,000          12,970,000         14,516,000

(1) Shares sold and stock options issued within 12 months prior to March 26, 1992 (the date of the initial public offering for a per share price less than $5.50 (the initial public offering price) are included in the calculation of earnings (loss) per share as if they had been outstanding for the entire period using the treasury stock method.


    SALES MOMENTUM            GROSS PROFIT                  R&D SPENDING
    SALES BY QUARTER          GROSS PROFIT BY QUARTER       (IN MILLIONS)
    (IN MILLIONS)             (IN MILLIONS)


    [GRAPH]                   [GRAPH]                       [GRAPH]

TO OUR SHAREHOLDERS:

     While the costs of litigating and settling a patent suit caused a loss for 1996, AVECOR Cardiovascular made tremendous progress on a number of fronts. Sales increased 33% as the AFFINITY oxygenator continued to strengthen its market position. International sales continued to increase, with further investment and expansion in Europe. We submitted a 510(k) application to begin marketing our innovative new blood pump. And we moved to a new headquarters building that allows us to combine all of our Minneapolis operations under one roof for the first time.

     SALES TOP $44 MILLION Sales expanded to $44.4 million, up 33% from 1995, led by the AFFINITY oxygenator line which continued to strengthen its position with a 39% increase over 1995. Sales of custom tubing packs more than doubled to $7.4 million. The older silicone membrane oxygenator line continued its decline with a 4% decrease for the year, while sales of MYOtherm cardioplegia systems gained 6%.

     Gross margins declined to 41.5% from 45.5% in 1995, mainly as the result of the sharply increased sales of lower-margin custom tubing packs. Competitive pricing and the continued trend toward group buying and the associated quantity discounts also adversely affected margins. In the third quarter, we initiated a number of changes to improve margins. These involve selective price increases, sales incentives tied to margin improvement, and further efforts to reduce manufacturing costs. The positive effect of these actions began to show in the fourth quarter of 1996, and we expect additional margin improvement during 1997.

     We continued to emphasize investment in research and development in order to expand and improve our product line. R&D spending rose to $3.7 million in 1996 as the AFFINITY blood pump was readied for market. Selling, general and administrative expenses also grew, mainly reflecting a one-third expansion of our domestic sales force.

     The Company recorded a loss for the year primarily as the result of the $4.2 million cost of litigating and settling a patent suit with COBE Laboratories. We also recorded a non-recurring charge of $474,000 in the fourth quarter to reflect the costs related to the relocation of our headquarters, lease abandonment costs and severance-related expenses.
After these charges, the loss for the year was $567,000, equal to 7 cents a share. We earned 45 cents per share in 1995.

CONTINUED INTERNATIONAL GROWTH International sales continue to be an important part of our growth strategy. In 1996, international sales totalled over $18 million and continued the compound growth rate of approximately 40% annually realized over the last three years.

     We also continued to invest in our French subsidiary to further develop product sales on the European continent.

SALES OF AFFINITY PUMP EXPECTED TO BEGIN IN 1997 We anticipate receiving marketing clearance for the new AFFINITY blood pump from the U.S. Food and Drug Administration (FDA) in the first half of 1997. European clinical trials, aimed at demonstrating the superior characteristics of the new pump, began in the first quarter of 1997 at multiple sites.

     The new pump is undoubtedly our most significant product since we introduced the AFFINITY oxygenator in 1993. We believe its innovative design will make this pump safer and more cost-effective than centrifugal pumps, and that it also will offer significant safety advantages over roller pumps currently used in heart/lung bypass surgery. Because the AFFINITY pump cannot be over-pressurized, won't drain the blood reservoir and has superior blood-handling characteristics, we expect that it will be well-received by the market. Like our other products, it is designed to be easy to set up and prime.

     The AFFINITY oxygenator continued to build market share in 1996. Its powerful performance, superior operating characteristics and competitive price continue to win over new users in the medical community.

     We expect to file three new products with the FDA in 1997. First is an improved MYOtherm cardioplegia system, scheduled for submission late in the first quarter. In addition to high performance and ease of use -- hallmarks of all AVECOR products -- the new cardioplegia system will be simpler to manufacture, which should help improve margins on this segment of the business. Other submissions scheduled in 1997 involve proprietary system coatings to improve blood handling and new oxygen saturation/hemocrit technology.

COBE SUIT SETTLED The COBE patent suit was settled in July of 1996 for an amount that approximated the cost of carrying the suit through to trial. Terms of the settlement, which contains cross-licensing provisions, call for a net payment by AVECOR of $2.2 million, for which AVECOR received a paid-up license of three COBE patents for oxygenators and related devices.

     The agreement was entered into without admission or liability or infringement by either party. Conclusion of this litigation has allowed management to focus its entire attention on the Company's growth and profitability.

NEW FACILITY COMPLETED The Company has completed its move to a new headquarters facility in suburban Minneapolis. This consolidates all laboratory, engineering, office, manufacturing and warehousing activities in a single location, which is expected to result in significantly improved efficiency. These functions had previously occupied four different locations.

     The Company owns the new building, which occupies 100,000 square feet on a 12-acre site in suburban Brooklyn Park. Laboratories, clean room facilities and a customer education and training center at the new site incorporate state-of-the-art technology. We also have room for expansion, should that become necessary in the future.

     The move to the new building was accomplished in stages with minimum disruption of our activities. All departments are now operating at the new location.

1997 OUTLOOK All of us at AVECOR are excited to be in our new building, and we are looking forward to what we expect will be a very successful introduction of the AFFINITY pump in 1997. We fully expect to realize a healthy profit in 1997 from our larger product line and further global expansion, and we will continue our research into new products that improve patient benefits while lowering costs.


Sincerely,

/s/ Anthony Badolato

Anthony Badolato
Chief Executive Officer

March 20, 1997

PRODUCT REVIEW

The products of AVECOR Cardiovascular Inc. are used primarily in heart/lung bypass surgery and for long-term respiratory support. The annual worldwide market for specialty medical devices used in bypass surgery is estimated at $800 million, of which about $600 million is attributable to disposable products.

     The Company's current products include:

     [PHOTO]

     THE AFFINITY OXYGENATOR, STILL THE CENTERPIECE OF AVECOR'S PRODUCT LINE, CONTINUES TO INCREASE ITS MARKET SHARE.

     THE AFFINITY-TM- OXYGENATOR. Introduced internationally in mid-1993 and to the U.S. market in 1994, the AFFINITY is a microporous, hollow fiber membrane oxygenator. During a bypass procedure, the oxygenator takes the place of the patient's lungs, removing carbon dioxide and adding oxygen to the blood. The AFFINITY is a state-of-the-art device that studies have shown to be one of the most efficient oxygenators on the market. It combines high gas transfer with low pressure drop. Its compact size provides low priming volumes; its clear polycarbonate case permits high visibility of all phases of the unit's operation. The AFFINITY oxygenator continued to increase its worldwide market share in 1996, and at year-end was estimated to be the third best-selling oxygenator in the U.S., with a market share of approximately 16%. This reflects growing awareness of its superior performance and ease of use.

   SOLID SILICONE MEMBRANE OXYGENATORS. The Company markets a complete line of these oxygenators in several models and sizes. This technology permits extended use of the oxygenator for certain applications without the deterioration of performance that microporous membrane oxygenators may experience. This is particularly important for procedures that entail long-term support.

     AFFINITY-TM- BLOOD PUMP. The AFFINITY blood pump incorporates an innovative design that makes it safer and more cost-effective than the centrifugal pumps that are widely used in heart/lung bypass surgery today. It also offers significant safety advantages over roller pumps. The Company will begin marketing the pump in the U.S. following clearance from the FDA, which is anticipated in the first half of 1997. European clinical trials began at multiple sites in the first quarter of 1997.

     BLOOD RESERVOIRS. The Company produces a hardshell cardiotomy reservoir and venous reservoir bags. These devices are used to filter and store blood during bypass surgery. The Company began marketing two new reservoirs in mid-1994.

     MYOTHERM-TM- CARDIOPLEGIA SYSTEM. This system is used to infuse specially formulated solutions, which often include oxygenated blood, directly into the patient's coronary arteries while the heart is stopped during bypass surgery. In addition to delivering nutrients to the heart, these solutions are also used to arrest the heart and maintain prescribed temperatures. A new version of the MYOtherm unit, the MYOtherm XP, designed for higher performance and improved manufacturing efficiences, is scheduled for submission to the FDA late in the first quarter of 1997.

     ECMO System. The Company produces a system for extracorporeal membrane oxygenation (ECMO), which is the long-term cardiopulmonary support of premature infants, newborns and other patients with life-threatening respiratory disorders. The system includes reservoir bags, heat exchangers and a membrane oxygenator.

     [PHOTO]

     THE NEW AFFINITY BLOOD PUMP, CURRENTLY AWAITING MARKETING CLEARANCE FROM THE FDA, IS SHOWN HERE IN A TYPICAL INSTALLATION WITH AVECOR'S HARDSHELL CARDIOTOMY VENOUS RESERVOIR AND THE AFFINITY OXYGENATOR. THE PUMP'S CONTROL CONSOLE IS ON THE RIGHT.

     SIGNATURE-TM- CUSTOM TUBING PACKS. All or some of the devices used in a heart/lung bypass procedure are sometimes pre-connected and sold in a custom tubing pack. The components to be included in the pack and the exact way they are arranged and connected are determined by the specifications provided by our customer, the perfusionist. The Company has developed computer software that allows it to design custom tubing packs according to these individual specifications and to quote prices within hours of a customer request. AVECOR began assembling and selling custom tubing packs in Europe in 1992 and in the United States in mid-1993.

     AFFINITY-TM- ARTERIAL FILTER. The Company introduced this product for evaluation by customers late in 1995, with full release worldwide in the first quarter of 1996. The AFFINITY filter is the final safety component in the circuit of specialized medical devices used in heart/lung by-pass surgery, ensuring that the oxygenated blood is free of air or particulate emboli before reentering the patient's body. The filter offers low-volume priming, high visibility, excellent air handling and excellent hemodynamics. The Company has previously sold filters from other manufacturers as part of its custom tubing packs.

     ONCOURSE-TM- CONTINUOUS QUALITY CONTROL (CQI) MANAGER. This Windows-based software program was introduced in late 1995. OnCourse CQI Manager guides perfusionists through the necessary steps in establishing a CQI program. In addition, it generates a variety of useful reports for perfusionists, including the annual American Board of Cardiovascular Perfusion clinical activity report and several custom reports such as Non-Compliance, Standard of Perfusion and equipment preventative maintenance. This software is currently offered to AVECOR customers who make a major commitment to AVECOR products -- another important product line differentiation for AVECOR in the marketplace.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


The following discussion of the Company's results of operations and financial condition should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto.

OVERVIEW
AVECOR Cardiovascular Inc. (the "Company") designs, develops, manufactures and markets specialty disposable medical devices for heart/lung bypass surgery and long-term respiratory support. The Company was incorporated on December 13, 1990, and in June 1991, acquired the business and assets and assumed certain liabilities of the surgical division of SCIMED Life Systems, Inc. (the "Predecessor Business"). On December 1, 1992, the Company exchanged 160,000 shares of its Common Stock for all of the outstanding shares of AVECOR Cardiovascular Ltd. (formerly Cardio Med Ltd.) pursuant to which AVECOR Cardiovascular Ltd. became a wholly-owned subsidiary of the Company. AVECOR Cardiovascular Ltd. had formerly been a distributor for the Company in the United Kingdom. In October 1995, the Company opened a sales office in France which is organized as a wholly-owned subsidiary of AVECOR Cardiovascular Ltd.

The assets acquired by the Company from the Predecessor Business included the Company's line of solid silicone membrane oxygenators. Since that time, the Company has been successful in developing and obtaining marketing clearance for a number of its proprietary products, with the goal of developing and marketing a more complete line of proprietary products used in the heart/lung bypass circuit. The Company began marketing its MYOtherm cardioplegia delivery system in October 1991, and began marketing its Signature custom tubing packs in July 1993 following receipt of marketing clearance from the U.S. Food and Drug Administration (the "FDA"). The Company began marketing its Affinity oxygenator internationally in July 1993 and in the United States in February 1994, following receipt of marketing clearance from the FDA in November 1993. The Company received marketing clearance from the FDA to market its Affinity blood reservoirs and Affinity arterial filter in July 1994 and October 1995, respectively. In connection with the Company's continuing efforts to offer a more complete line of proprietary heart/lung bypass circuit products, the Company has developed a new blood pump, for which a 510(k) pre-market notification was filed with the FDA in September 1996.

RESULTS OF OPERATIONS
COMPARISON OF THE YEAR ENDED DECEMBER 31, 1996
WITH THE YEAR ENDED DECEMBER 31, 1995

  NET SALES. Net sales increased 33% to $44,401,000 for 1996 from $33,340,000 for 1995. This increase was principally the result of a higher volume of product shipments of the Company's Affinity product line and Signature custom tubing packs, which accounted for approximately 65% and 36% of the overall increase in net sales, respectively. Overall, average prices associated with 1996 product shipments declined slightly from that of 1995 in response to competitive pricing in the market place. Selective price increases were implemented in the last half of 1996. The favorable impact of increased net sales of these product lines was partially offset by a decrease of $276,000 in net sales of the Company's older solid silicone membrane oxygenator product line. The Company believes that the availability of the Affinity oxygenator continues to be the primary contributor to the decline in net sales of the Company's solid silicone membrane oxygenator line, as certain customers changed their oxygenator of preference from the Company's solid silicone membrane oxygenator to the Affinity oxygenator. The Company continues to anticipate declining shipments of products in the solid silicone membrane oxygenator line.

  Over the past two years, one of the Company's competitors has purchased three companies that provide contract perfusion services to hospitals. The Company believes that such control, as well as any future acquisitions of contract perfusion groups by its competitors, are likely to have a negative impact on the Company's ability to market its products to perfusionists controlled by competitors or to hospitals or other medical providers that contract with competitor-controlled groups for perfusion services, and could have a material adverse effect on the Company's business, financial condition and results of operations. Any effect of such control or future acquisitions is subject to the degree of control exerted by the Company's competitors with respect to purchasing decisions made by controlled groups of perfusionists, the extent of future acquisitions of contract perfusion groups by the Company's competitors, the breadth of the Company's product offerings relative to those of competitors controlling contract perfusion groups, and the degree to which the Company's research and development and marketing efforts result in the successful commercialization of products with enhanced or superior performance characteristics. For 1996, the Company estimates that sales to contract perfusion groups controlled by one of the Company's competitors were approximately $1,850,000, representing an increase of approximately $350,000 over 1995. However, the acquisitions of these contract perfusion groups occurred in the first half of 1996 during which the Company sold about $1,100,000 to these groups compared to approximately $750,000 in the second half of 1996.

  Sales to customers located outside of the United States were approximately 41% of consolidated net sales for 1996 compared to 42% for 1995.

     COST OF SALES/GROSS PROFIT. Cost of sales as a percentage of net sales increased to 58.5% for 1996 from 54.5% for 1995. The cost of sales percentage for 1996 was unfavorably impacted by significant increases in sales of the Company's lower-margin Signature custom tubing pack line, as well as competitive pricing pressures in the marketplace. The mix of products sold in any period will influence the cost of sales and gross profit for the period.

     Higher production volumes continued to improve Affinity oxygenator product costs, although, these improvements were offset, primarily by an ongoing decrease in average selling prices due to the Company being in a competitive pricing environment. Also, optimal volume-related manufacturing efficiencies were not achieved throughout 1996 for production of the Company's Affinity arterial filter. Production of the Affinity arterial filter began on or about December 31, 1995.

     The Company's future gross profit margin percentages will be influenced by the ongoing pressures of the competitive pricing environment, changes in the sales mix, new product introductions and the extent of further manufacturing efficiencies, if any. Given the uncertainty associated with new product introductions, the ultimate realization of any such manufacturing efficiencies and the continuing price pressures characteristic in the Company's markets, the Company cannot be certain if its gross profit margin will be maintained, improve or decline.

     SELLING, GENERAL AND ADMINISTRATIVE AND LITIGATION EXPENSE. Selling, general and administrative expenses increased 36% to $11,885,000 for 1996 from $8,727,000 for 1995. This increase is attributed to costs associated with the continuing development of a direct sales force in certain of the Company's territories formerly served by distributors and independent sales representatives and the overall increase in support needed to achieve the Company's sales levels. In connection with the Company's development of a direct sales force, in October 1995, the Company opened a sales office in France from which it fields a direct sales force to serve the French market. The Company recorded non-recurring charges in the fourth quarter of 1996 associated with relocation and lease abandonment expenses in connection with the consolidation of the Company's U.S. operations from four leased facilities into one owned property and the addition and subsequent resignation of a Chief Operating Officer. As a percent of sales, selling, general and administrative expenses increased to 26.8% for 1996 from 26.2% for 1995.

     Management anticipates that selling, general and administrative expenses for the year ended December 31, 1997 will be higher than the year ended December 31, 1996 and will approximate 1996 as a percentage of sales dollars. This forward-looking statement will be influenced by revenue increases achieved by the Company, its ability to attract and retain qualified sales personnel as the Company continues to develop its direct sales force, and the timing and extent of promotional activities associated with new product introductions, if any.

     On July 17, 1996, the Company reached an agreement with COBE Laboratories Inc. (COBE) to settle COBE's patent suit against the Company. The terms of the settlement with COBE provide for the Company to make net payments totaling $2,200,000, of which a net $1,100,000 was paid in August 1996. The remaining amount is payable on or about August 6, 1997, subject to COBE's active enforcement of its claimed patent rights with respect to other manufacturers. The Company recorded settlement costs and professional expenses of approximately $4,205,000 in 1996, in connection with the COBE suit, compared to $170,000 in 1995. See Consolidated Financial Statements -- Note 10 "Patent Matters."

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 32% to $3,651,000 for 1996 from $2,773,000 for 1995. This increased research and development spending is a result of the Company's ongoing efforts to pursue a number of potential product opportunities, including a new blood pump for which the Company submitted a 510(k) application with the FDA late in September 1996. There can be no assurance that the appropriate marketing clearance from the FDA will be received on a timely basis regarding this product, if at all, or, if received, that this device will become commercially successful.

     The Company anticipates that research and development expenses for 1997 will increase approximately 20% over 1996 levels, as the Company moves to expand and improve its proprietary line of disposable medical devices. This forward-looking projection is dependent upon the extent and timing of new product development and the impact of the regulatory process in obtaining marketing clearance for new products, including the new blood pump. The need or desire to modify the Company's existing products could also influence the level of research and development expenses. In addition to the aforementioned blood pump, the Company is developing an improved MYOtherm cardioplegia system, scheduled for FDA submission late in the first quarter of 1997; proprietary systems coatings that will improve blood handling, scheduled for a mid-year 1997 FDA submission; and new oxygen saturation/ hematocrit technology that is expected to be submitted to the FDA late in the third quarter of 1997. There can be no assurance, however, that the Company's research and development efforts will result in regulatory submissions to the FDA as set forth above, if at all, or will result in any commercially successful products. The forward-looking statements regarding anticipated regulatory submissions contained in this paragraph will be impacted by the results of the Company's development efforts, the availability of any required clinical data, any changes in the regulatory scheme for such products, and the Company's assessment of the cost and anticipated benefit of such submissions.

     INTEREST INCOME. Interest income increased to $725,000 for 1996 from $586,000 for 1995. Interest income during 1996 and 1995 was earned primarily from the investment of the remaining net proceeds from the Company's June

1995 stock offering. At December 31, 1996, the majority of these remaining net proceeds were invested with two investment portfolio managers who invested in U.S. government securities, agency paper, money markets, commercial paper and corporate obligations.

     INCOME TAX PROVISION. For 1996, a tax benefit of $34,000 was recorded as compared to a tax provision of $780,000 for 1995. The 1996 effective tax rate differs from the normal statutory tax rate primarily due to losses incurred by the Company's French subsidiary for which no tax benefit has been recognized because of uncertainty of realization. The 1995 tax provision reflects an effective rate which benefited from use of previously generated net operating loss carryforwards and research and experimentation credits.

     NET INCOME (LOSS). Net loss was $567,000 or $.07 per share for 1996 compared to net income of $3,296,000 or $.45 per share for 1995. The 1996 loss is primarily due to litigation and settlement expense incurred during 1996 in connection with the COBE lawsuit, which resulted in a charge to operations of $4,205,000.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1995
WITH THE YEAR ENDED DECEMBER 31, 1994

     NET SALES. Net sales increased 55% to $33,340,000 for 1995 from $21,486,000 for 1994. This increase was principally the result of a higher volume of product shipments of the Company's Affinity product line and Signature custom tubing packs.

     Sales from the Affinity product line accounted for approximately 88% of the overall increase in net sales. The Company began U.S. marketing of the Affinity oxygenator in late February 1994 and the Affinity blood reservoirs in July 1994. The favorable impact of increased net sales of these product lines was partially offset by a decrease of $842,000 in net sales of the Company's older solid silicone membrane oxygenator product line.

     COST OF SALES/GROSS PROFIT. Cost of sales as a percentage of net sales decreased to 54.5% for 1995 from 58.4% for 1994. The cost of sales percentage for the year ended December 31, 1995 was favorably impacted principally by a significant change in product mix in 1995, as a result of substantial sales increases in the Affinity product line, and by higher overall production volumes as a result of increases in net sales. This decrease in cost of sales as a percentage of net sales was partially offset by a decrease in average selling prices in the Affinity product line.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 31% to $8,897,000 for the year ended December 31, 1995 from $6,779,000 for the year ended December 31, 1994. This increase is attributed to an overall increase in the Company's activity level and costs associated with the continuing development of a direct sales force in connection with sales of the Affinity product line in the United States. In connection with the Company's development of a direct sales force the Company also opened a sales office in France from which it now fields a direct sales force to serve the French market. Also, the Company expensed $170,000 during 1995 in connection with the COBE lawsuit.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 20% to $2,773,000 for the year ended December 31, 1995 from $2,309,000 for the year ended December 31, 1994. Beginning in the second quarter of 1994, the Company increased research and development spending to pursue a number of potential product opportunities.

     INTEREST INCOME. Interest income increased to $586,000 for the year ended December 31, 1995 from $143,000 for the year ended December 31, 1994. Interest income in 1995 increased primarily because of earnings on the Company's investment of the net proceeds from its June 1995 stock offering. As of December 31, 1995 the proceeds were invested in bank certificates of deposit, commercial paper and a daily money market fund.

     INCOME TAX PROVISION. For the year ended December 31, 1995, a provision for income taxes of $780,000 was recorded. At December 31, 1994 the Company maintained a full valuation allowance for its net operating loss carryforwards due to a limited history of operating profits. All net operating loss carryforwards were utilized in 1995 and the valuation allowance was accordingly reversed. The Company recorded a minimal provision for income taxes for the year ended December 31, 1994 which consisted primarily of foreign taxes payable.

     NET INCOME (LOSS). Net income was $3,296,000 or $.45 per share for the year ended December 31, 1995, compared to a net loss of $39,000 or ($.01) per share for the year ended December 31, 1994.

LIQUIDITY AND CAPITAL RESOURCES
For 1996, the Company used $2,470,000 in operating activities compared to providing $1,481,000 from operating activities in 1995. The net change of $3,951,000 is primarily the result of paying about $3,100,000 in litigation and settlement expenses, along with increasing levels of accounts receivable and inventory resulting from increasing revenues. These operating uses of cash were offset by increased accrued expenses in 1996. The Company believes that its existing cash and cash equivalents and short-term investments, as well as anticipated cash generated from operations, will be sufficient to satisfy the Company's cash requirements for the foreseeable future.

  Cash expenditures for capital additions totaled $2,629,000 in 1996 compared to $1,146,000 in 1995. These expenditures were primarily related to the addition of equipment, molds and tooling necessary to further the production of the Affinity oxygenator, related blood reservoirs and arterial filter, and include $332,000 related to the equipment, molds and tooling for the anticipated production of the Company's new blood pump. The 1996 cash expenditures include capital additions related to the Company's new facility.

  Leases for the Company's U.S. manufacturing, research and development and administrative facilities expired on December 31, 1996. In January 1997, the Company consolidated its four separate facilities into a newly constructed facility, which the Company has purchased. The cost of this facility was approximately $8,600,000, plus approximately $1,050,000 for the purchase of furniture, fixtures and manufacturing equipment for the facility. To finance the $9,650,000 total cost of the project, the Company entered into a $5,167,000 bank note payable agreement in January 1997 and, in addition, will fund out of corporate funds $4,483,000, of which approximately $650,000 was paid by the Company during 1996. Closing occurred on January 30, 1997.

     The note payable agreement bears interest at 8.11% and requires monthly principal payments of $21,531, plus interest, through January 2002 with the remaining principal and interest due February 2002. The note payable is collateralized by the new corporate headquarters and manufacturing facility and, among other things, requires the Company to meet certain ratios related to leverage, debt service and cash flow. Additionally, the bank note payable agreement prohibits the Company from distributing dividends to its shareholders.

     At December 31, 1996, the Company had cash and short term investments of $4,450,000 restricted for payment of the new corporate headquarters and manufacturing facility.

     The Company anticipates that depreciation expense resulting from the new facility should approximate the Company's facilities rental expense for 1996, thus not significantly impacting 1997 cost of goods sold, selling, general and administrative expense or research and development costs. Annual interest income is expected to be reduced by approximately $250,000 as a result of this transaction and an estimated $400,000 of interest expense is expected to be added in 1997. The Company estimates that the overall 1997 after-tax impact of constructing and financing associated with the new facility will be approximately $.01 per share each quarter.

     The Company's capital expenditures for 1997 are expected to be approximately $2,700,000, excluding construction costs related to the new facility. This estimate includes additional equipment, molds and tooling for the new blood pump, an improved MYOtherm cardioplegia system and new oxygen saturation/hematocrit technology.

     The foregoing forward-looking statements relating to the amount of capital expenditures, ultimate cash usage and future income statement impact are dependent on the progress of the Company's product development efforts and the timing of the receipt of FDA marketing clearance for any future products.

     In 1996, net cash proceeds of approximately $529,000 were generated from exercises of the Company's stock warrants. At December 31, 1996, the majority of these proceeds, along with a significant portion of the net proceeds from the Company's offering of common stock in June 1995, remained in unrestricted cash and cash equivalents and short-term investments and will be used for general corporate purposes, including research and development, working capital and possible acquisitions.

     As discussed above under "Results of Operations -- Selling, General and Administrative and Litigation Expense", on July 17, 1996, the Company reached an agreement with COBE to settle COBE's patent suit against the Company. The terms of the settlement provide for the Company to make net payments totaling $2,200,000, of which $1,100,000 was paid in August 1996. The remaining amount is payable on or about August 6, 1997, subject to COBE's active enforcement of its claimed patent rights with respect to other manufacturers. See Consolidated Financial Statements -- Note 10 "Patent Matters."

FOREIGN CURRENCY TRANSACTIONS
Transactions by the Company's international subsidiaries are negotiated, invoiced and paid in various foreign currencies, primarily pounds sterling and U.S. dollars. Accordingly, the Company is currently subject to risks associated with fluctuations in exchange rates between the various currencies.

     Substantially all of the Company's other international transactions are denominated in U.S. dollars. Fluctuations in currency exchange rates in other countries may therefore reduce the demand for the Company's products by increasing the price of the Company's products in the currency of the countries in which the products are sold.

NEW ACCOUNTING STANDARD
In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). The Company has elected to continue following the guidance of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, for measurement and recognition of stock-based transactions with employees. The Company has adopted the disclosure provisions of SFAS 123 in 1996. See Consolidated Financial Statements -- Note 5 "Shareholders' Equity."

CONSOLIDATED BALANCE SHEETS                        AVECOR Cardiovascular Inc.


                                                                 AS OF DECEMBER 31
                                                             1996                   1995
------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents. . . . . . . . . . . . .   $  6,114,000           $  9,178,000
  Short-term investments . . . . . . . . . . . . . .      2,638,000              7,757,000
  Accounts receivable, net . . . . . . . . . . . . .      7,298,000              6,207,000
  Inventories. . . . . . . . . . . . . . . . . . . .      9,476,000              5,934,000
  Deferred tax asset . . . . . . . . . . . . . . . .      1,274,000                550,000
  Other current assets . . . . . . . . . . . . . . .        744,000                518,000
                                                       -----------------------------------
   Total current assets. . . . . . . . . . . . . . .     27,544,000             30,144,000
Restricted cash and investments. . . . . . . . . . .      4,450,000                     --
Property, plant and equipment, net . . . . . . . . .      4,808,000              3,065,000
Other assets . . . . . . . . . . . . . . . . . . . .        359,000                310,000
                                                       -----------------------------------
  Total assets . . . . . . . . . . . . . . . . . . .   $ 37,161,000           $ 33,519,000
                                                       -----------------------------------
                                                       -----------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable . . . . . . . . . . . . . . . . .    $ 2,790,000           $  2,224,000
  Accrued expenses . . . . . . . . . . . . . . . . .      3,091,000              1,673,000
  Accrued litigation settlement. . . . . . . . . . .      1,100,000                     --
                                                       -----------------------------------
   Total current liabilities . . . . . . . . . . . .      6,981,000              3,897,000

Deferred grant . . . . . . . . . . . . . . . . . . .        205,000                120,000
Deferred tax liability . . . . . . . . . . . . . . .         37,000                180,000

Commitments and contingencies (Notes 6 and 10)

Shareholders' equity:
  Serial preferred stock, par value $.01 per share;
   authorized 2,000,000 shares; none issued
  Common stock, par value $.01 per share; authorized
   20,000,000 shares; issued and outstanding shares
   7,812,000 and 7,664,000 shares at December 31, 1996
   and December 31, 1995, respectively . . . . . . .         78,000                 77,000
  Additional paid-in capital . . . . . . . . . . . .     29,024,000             28,124,000
  Retained earnings. . . . . . . . . . . . . . . . .        609,000              1,176,000
  Cumulative translation adjustments . . . . . . . .        227,000                (55,000)
                                                       -----------------------------------
   Total shareholders' equity. . . . . . . . . . . .     29,938,000             29,322,000
                                                       -----------------------------------

     Total liabilities and shareholders' equity. . .    $37,161,000           $ 33,519,000
                                                       -----------------------------------
                                                       -----------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF OPERATIONS              AVECOR Cardiovascular Inc.

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                          1996                 1995              1994
---------------------------------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . . . . . .   $ 44,401,000        $ 33,340,000        $ 21,486,000
Cost of sales. . . . . . . . . . . . . . . . . . .     25,986,000          18,180,000          12,556,000
                                                     ----------------------------------------------------
     Gross profit. . . . . . . . . . . . . . . . .     18,415,000          15,160,000           8,930,000

Operating expenses:
  Selling, general and administrative. . . . . . .     11,885,000           8,727,000           6,779,000
  Litigation expense . . . . . . . . . . . . . . .      4,205,000             170,000                  --
  Research and development . . . . . . . . . . . .      3,651,000           2,773,000           2,309,000
                                                     ----------------------------------------------------
     Operating income (loss) . . . . . . . . . . .     (1,326,000)          3,490,000            (158,000)

Interest income. . . . . . . . . . . . . . . . . .        725,000             586,000             143,000
                                                     ----------------------------------------------------

Income (loss) before income taxes. . . . . . . . .       (601,000)          4,076,000             (15,000)

Income tax provision (benefit) . . . . . . . . . .        (34,000)            780,000              24,000
                                                     ----------------------------------------------------

     Net income (loss) . . . . . . . . . . . . . .   $   (567,000)       $  3,296,000        $    (39,000)
                                                     ----------------------------------------------------

Net income (loss) per share. . . . . . . . . . . .         $(0.07)              $0.45              $(0.01)
                                                     ----------------------------------------------------

Weighted average common and
  common equivalent shares outstanding . . . . . .      7,767,000           7,307,000           6,390,000
                                                     ----------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY    AVECOR Cardiovascular Inc.

                                                                  FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                    COMMON STOCK        ADDITIONAL                   CUMULATIVE
                                               ---------------------     PAID-IN      RETAINED       TRANSLATION
                                                 SHARES    PAR VALUE     CAPITAL      EARNINGS       ADJUSTMENTS          TOTAL
----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1993. . . . . . . .   6,374,000    $ 64,000  $15,004,000   $(2,081,000)       $ (18,000)      $12,969,000

Sale of shares for cash
  pursuant to Employee
  Stock Purchase Plan. . . . . . . . . . . .      23,000          --      144,000            --               --           144,000

Exercise of stock options. . . . . . . . . .      16,000          --       46,000            --               --            46,000

Stock bonuses. . . . . . . . . . . . . . . .       1,000          --       11,000            --               --            11,000

Net loss for 1994. . . . . . . . . . . . . .          --          --           --       (39,000)              --           (39,000)


Cumulative translation adjustments . . . . .          --          --           --            --           14,000            14,000
                                              ------------------------------------------------------------------------------------


Balances at December 31, 1994. . . . . . . .   6,414,000      64,000   15,205,000    (2,120,000)          (4,000)       13,145,000

Sale of share pursuant to
  public stock offering, net of
  expenses of $1,283,000 . . . . . . . . . .   1,161,000      12,000   12,641,000            --               --        12,653,000

Sale of shares for cash
  pursuant to Employee
  Stock Purchase Plan. . . . . . . . . . . .      18,000          --      178,000            --               --           178,000

Exercise of stock options. . . . . . . . . .      71,000       1,000     (155,000)           --               --          (154,000)

Tax benefit realized upon exercise
  of stock options . . . . . . . . . . . . .          --          --      255,000            --               --           255,000

Net income for 1995. . . . . . . . . . . . .          --          --           --     3,296,000               --         3,296,000
Cumulative translation adjustments . . . . .          --          --           --            --          (51,000)          (51,000)
                                              ------------------------------------------------------------------------------------
Balances at December 31, 1995. . . . . . . .   7,664,000      77,000   28,124,000     1,176,000          (55,000)       29,322,000

Sale of shares for cash
  pursuant to exercise of stock
  warrants, net of expenses
  of $35,000 . . . . . . . . . . . . . . . .      85,000       1,000      528,000            --               --           529,000

Sale of shares for cash
  pursuant to Employee
  Stock Purchase Plan. . . . . . . . . . . .      23,000          --      250,000            --               --           250,000

Exercise of stock options. . . . . . . . . .      40,000          --      (70,000)           --               --           (70,000)

Tax benefit realized upon exercise
  of stock options . . . . . . . . . . . . .          --          --      192,000            --               --           192,000

Net loss for 1996. . . . . . . . . . . . . .          --          --           --      (567,000)              --          (567,000)

Cumulative translation adjustments . . . . .          --          --           --            --          282,000           282,000
                                              ------------------------------------------------------------------------------------
                                               7,812,000     $78,000 $29,024,000     $  609,000         $227,000       $29,938,000
                                              ------------------------------------------------------------------------------------
                                              ------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS                AVECOR Cardiovascular Inc.

                                                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                                                         1996               1995             1994
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net (loss) income. . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $   (567,000)     $   3,296,000     $   (39,000)
  Adjustments to reconcile net (loss) income to
          net cash (used in) provided by operating activities:
     Depreciation and amortization . . . . . . . . . . . . . . . . . . . . .          1,375,000          1,063,000         914,000
     Accretion of discount on investments. . . . . . . . . . . . . . . . . .           (508,000)          (189,000)             --
     Provision for bad debts . . . . . . . . . . . . . . . . . . . . . . . .            104,000             42,000           8,000
     Stock bonuses . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 --                 --          11,000
     Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . .           (867,000)          (370,000)             --
     Deferred grant. . . . . . . . . . . . . . . . . . . . . . . . . . . . .            (67,000)           (19,000)        (16,000)
     Changes in operating assets and liabilities:
          Accounts receivable. . . . . . . . . . . . . . . . . . . . . . . .           (958,000)        (2,088,000)     (1,859,000)
          Inventories. . . . . . . . . . . . . . . . . . . . . . . . . . . .         (3,547,000)        (1,696,000)       (112,000)
          Other current assets . . . . . . . . . . . . . . . . . . . . . . .           (199,000)          (127,000)         44,000
          Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . .            122,000            946,000         256,000
          Accrued expenses . . . . . . . . . . . . . . . . . . . . . . . . .          1,542,000            623,000         237,000
          Accrued litigation settlement. . . . . . . . . . . . . . . . . . .          1,100,000                 --              --
                                                                                  ------------------------------------------------
               Net cash (used in) provided by operating activities . . . . .         (2,470,000)         1,481,000        (556,000)
                                                                                  ------------------------------------------------
Cash flows from investing activities:
  Purchase of equipment and improvements . . . . . . . . . . . . . . . . . .         (2,629,000)        (1,146,000)       (733,000)
  Purchase of short-term investments . . . . . . . . . . . . . . . . . . . .         (6,183,000)        (7,666,000)     (1,902,000)
  Proceeds upon sale or maturity of short-term investments . . . . . . . . .         11,810,000          2,000,000              --
  Cash and investments restricted as to use. . . . . . . . . . . . . . . . .         (4,450,000)                --              --
  Increase in other assets . . . . . . . . . . . . . . . . . . . . . . . . .            (53,000)          (162,000)        (56,000)
                                                                                  ------------------------------------------------
               Net cash used in investing activities . . . . . . . . . . . .         (1,505,000)        (6,974,000)     (2,691,000)
                                                                                  ------------------------------------------------
Cash flows from financing activities:
  Net proceeds from sales of common stock. . . . . . . . . . . . . . . . . .            250,000         12,831,000         144,000
  Net proceeds from options exercised. . . . . . . . . . . . . . . . . . . .            (70,000)          (154,000)         46,000
  Net proceeds from warrants exercised . . . . . . . . . . . . . . . . . . .            529,000                 --              --
  Grant proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            102,000                 --         137,000
                                                                                  ------------------------------------------------

               Net cash provided by financing activities . . . . . . . . . .            811,000         12,677,000         327,000
                                                                                  ------------------------------------------------
Effect of exchange rates on cash . . . . . . . . . . . . . . . . . . . . . .            100,000            (41,000)          5,000
                                                                                  ------------------------------------------------

Net (decrease) increase in cash and cash equivalents . . . . . . . . . . . .         (3,064,000)         7,143,000      (2,915,000)

Cash and cash equivalents at beginning of period . . . . . . . . . . . . . .          9,178,000          2,035,000       4,950,000
                                                                                  ------------------------------------------------

Cash and cash equivalents at end of period . . . . . . . . . . . . . . . . .       $  6,114,000      $   9,178,000     $ 2,035,000
                                                                                  ------------------------------------------------
                                                                                  ------------------------------------------------
Supplemental disclosure:
  Cash paid for income taxes . . . . . . . . . . . . . . . . . . . . . . . .       $     57,000      $     654,000     $        --
                                                                                  ------------------------------------------------
                                                                                  ------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS           AVECOR Cardiovascular Inc.



1. BUSINESS DESCRIPTION AND SIGNIFICANT
ACCOUNTING POLICIES:

BUSINESS DESCRIPTION: AVECOR Cardiovascular Inc.
(the "Company") was incorporated on December 13, 1990. The Company designs, develops, manufactures and markets specialty disposable medical devices for heart/lung bypass surgery and long-term respiratory support.

     PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of AVECOR Cardiovascular Inc. and its wholly owned subsidiaries, AVECOR Cardiovascular Ltd. and AVECOR Foreign Sales Corporation, after elimination of all significant intercompany transactions and accounts.

     CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS: For financial reporting purposes, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalent balances are concentrated primarily with two investment managers, the majority of which is invested in daily money market funds.

     Short-term investments consist of bank certificates of deposit, U.S. government securities, agency paper, commercial paper and other corporate obligations, and money market instruments and are classified as short-term in the balance sheet based on their maturity date. All of the Company's short-term investments mature in 1997 and are considered by management to be "available for sale."
At December 31, 1996, the estimated fair value of the short-term investments approximated their cost. Unrealized gains and losses were not significant.

     At December 31, 1996, certain of these cash and cash equivalents and short-term investments totaling $4,450,000 were restricted as to their use (see Note
6).

     CONCENTRATIONS OF CREDIT RISK: The Company's accounts receivable are primarily due from independent distributors and hospitals located primarily in the U.S. and Western Europe. Although the Company does not require collateral from its customers, concentrations of credit risk in the U.S. are somewhat mitigated by a large number of geographically dispersed customers. The Company has a significant amount of trade receivables from distributors outside of the U.S., primarily in Western Europe. The Company does not presently anticipate credit risk associated with foreign trade receivables, although collection could be impacted by the underlying economies of the respective countries.

     INVENTORIES: Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out method.

     PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded using the straight-line method over estimated useful asset lives of generally five years or less (shorter of asset life or lease term for improvements). The cost of molds, tooling and dies is capitalized and depreciated generally over periods of three to five years using straight-line or units of production methods.

     Maintenance, repairs and minor improvements are charged to expense as incurred while major betterments and renewals are capitalized. When assets are sold or retired, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is included in operations.

     REVENUE RECOGNITION: The Company recognizes sales upon product shipment.

     RESEARCH AND DEVELOPMENT: Research and development costs are expensed as incurred.

     INCOME TAXES: The Company accounts for income taxes using the liability method. The liability method provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes ("temporary differences") using enacted tax rates in effect in the years in which the differences are expected to reverse. Temporary differences relate primarily to the allowance for doubtful accounts, obsolete inventory allowances, depreciation, and accruals for vacation, product liability and warranty costs.

     NET INCOME (LOSS) PER SHARE: Net income (loss) per common and common equivalent share has been computed by dividing net income (loss) by the weighted average number of common and common equivalent shares outstanding. Common equivalent shares relate to stock options and stock warrants when their effect is not antidilutive. The difference between primary and fully diluted earnings per share was not significant in any year presented.

     FOREIGN CURRENCY TRANSLATION: All assets and liabilities of the Company's international subsidiaries are translated to U.S. dollars at year-end exchange rates, while elements of the statement of operations are translated at average exchange rates in effect during the year. Translation adjustments arising from the use of differing exchange rates are included in cumulative translation adjustments in shareholders' equity.

     USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas which require the use of management's estimates relate to the determination of the allowances for doubtful accounts receivable and obsolete inventory and the need for a valuation allowance on deferred tax assets.

2. BALANCE SHEET INFORMATION:
The following provides additional information concerning selected balance sheet accounts as of December 31, 1996 and 1995:

                                                   1996              1995
-----------------------------------------------------------------------------
Accounts receivable, net:
  Accounts receivable. . . . . . . . . .      $ 7,418,000       $  6,300,000
  Allowance for doubtful
  accounts . . . . . . . . . . . . . . .         (120,000)           (93,000)
                                              -------------------------------
                                              $ 7,298,000       $  6,207,000
                                              -------------------------------
                                              -------------------------------

Inventories:
  Raw materials. . . . . . . . . . . . .      $ 3,424,000       $  2,507,000
  Work-in-progress . . . . . . . . . . .        2,343,000          1,340,000
  Finished goods . . . . . . . . . . . .        3,709,000          2,087,000
                                              -------------------------------
                                              $ 9,476,000       $  5,934,000
                                              -------------------------------
                                              -------------------------------

Property, plant and equipment, net:
  Machinery and equipment. . . . . . . .      $ 3,324,000       $  2,172,000
  Office and laboratory equipment. . . .        2,430,000          1,325,000
  Molds, tooling and dies. . . . . . . .        2,183,000          1,960,000
  Leasehold improvements . . . . . . . .          786,000            703,000
  Building . . . . . . . . . . . . . . .          557,000                   --
                                              -------------------------------
                                                9,280,000          6,160,000
  Accumulated depreciation
   and amortization. . . . . . . . . . .       (4,472,000)        (3,095,000)
                                              -------------------------------
                                              $ 4,808,000         $3,065,000
                                              -------------------------------
                                              -------------------------------

Accrued expenses:
  Accrued payroll. . . . . . . . . . . .       $  472,000         $  257,000
  Accrued vacation . . . . . . . . . . .          288,000            193,000
  Accrued commissions. . . . . . . . . .          447,000            360,000
  Accrued income taxes . . . . . . . . .          616,000            453,000
  Other. . . . . . . . . . . . . . . . .        1,268,000            410,000
                                              -------------------------------
                                               $3,091,000         $1,673,000
                                              -------------------------------
                                              -------------------------------

3. SUPPLEMENTAL CASH FLOW INFORMATION:

At December 31, 1996, the Company had accounts payable of $387,000 relating to purchases of property, plant and equipment.

4. DEFERRED GRANT:

During 1996 and 1994, the Company received grants from the Scottish Government to fund improvements for the Company's Scotland facility. Pursuant to terms of the grant, the Company must satisfy certain benchmarks in order to retain the funds received. Accordingly, funds received are reported as a "deferred grant" on the Company's balance sheet pending periodic satisfaction of the benchmarks. The Company expects to satisfy these benchmarks.


5. SHAREHOLDERS' EQUITY:

SERIAL PREFERRED STOCK: The Company's Restated Articles of Incorporation provide for 2,000,000 shares of preferred stock, par value $.01 per share, issuable in series ("Serial Preferred Stock"). The Board of Directors is empowered to authorize the issuance and establish the terms of any shares of the Serial Preferred Stock without shareholder approval. In 1996, the Board of Directors authorized 200,000 shares for issuance as Series A Junior Preferred Stock under the Company's Shareholder Rights Plan.

STOCK INCENTIVE PLAN: The Company's 1991 Stock Incentive Plan ("Plan") provides for granting to eligible employees and certain other individuals nonqualified and incentive options. The Company has reserved 1,050,000 shares of common stock for issuance under the Plan. Options granted under the Plan are generally exercisable beginning one year from the date of grant in cumulative yearly amounts of 25% of the shares under option and expire, if not exercised, five years after the date of grant.

     Pursuant to the terms of the Plan, optionees may use cash, tender previously owned shares, or be credited for a portion of the shares exercised to reimburse the Company for the cost of excercising the options and the taxes due on the recognized gain. The shares tendered from the optionee or credited at time of exercise are at the fair market value of the stock on the transaction date. In 1996, 19,000 common shares valued at $278,000 and, in 1995, 33,000 shares valued at $486,000 were credited the optionees at the exercise date to satisfy such obligations. No common shares were credited to optionees to satisfy such obligations in 1994.

     Upon the occurrence of a change of control (as defined), all outstanding options become immediately exercisable in full and all restrictions with respect to outstanding restricted stock awards immediately lapse.

     The Plan also provides for stock bonuses and awards of restricted shares of the Company's common stock to eligible recipients. Restricted shares awarded may not be sold, assigned, or otherwise transferred by the recipient until the shares awarded become free of restrictions on transferability. All shares still subject to restrictions will be forfeited and returned to the Plan if affiliation with the Company terminates. Plan administrators may waive or accelerate the lapsing of restrictions.

     During the year ended December 31, 1994, $11,000 was charged to compensation expense representing the quoted market value of 1,200 common shares awarded to employees as stock bonuses. There were no stock bonuses issued under the Plan for the years ended December 31, 1996 and 1995. No restricted shares were issued under the Plan for the years ended December 31, 1996, 1995 and 1994.

     A summary of option transactions under the Plan for 1996, 1995 and 1994 follows:

                                                           OPTIONS OUTSTANDING
-----------------------------------------------------------------------------------
                                                           AVERAGE       OPTION
                                                          EXERCISE     PRICE RANGE
                                               SHARES  PRICE PER SHARE  PER SHARE
-----------------------------------------------------------------------------------
Balances, December 31, 1993. . . . . . .      397,000       $5.01     $1.00 - $9.87
 Options granted . . . . . . . . . . . .      192,000       $9.69     $7.63 - $9.94
 Options exercised . . . . . . . . . . .      (16,000)      $2.93     $1.00 - $5.50
 Options cancelled . . . . . . . . . . .       (3,000)      $5.50         $5.50
                                             --------

Balances, December 31, 1994. . . . . . .      570,000       $6.65     $1.00 - $9.94
 Options granted . . . . . . . . . . . .       42,000      $10.63    $8.38 - $12.63
 Options exercised . . . . . . . . . . .     (104,000)      $3.20     $1.00 - $9.88
 Options cancelled . . . . . . . . . . .       (3,000)      $9.88             $9.88
                                             --------

Balances, December 31, 1995. . . . . . .      505,000       $7.67    $1.00 - $12.63
 Options granted . . . . . . . . . . . .      309,000      $12.32   $10.88 - $14.75
 Options exercised . . . . . . . . . . .      (58,000)      $3.58    $1.00 - $12.00
 Options cancelled . . . . . . . . . . .     (113,000)     $11.99    $9.88 - $12.00
                                             --------
Balances, December 31, 1996. . . . . . .      643,000       $9.51    $2.00 - $14.75
                                             --------
                                             --------

  The following table summarizes information about stock options outstanding and exercisable at December 31, 1996:

                             OPTIONS OUTSTANDING      OPTIONS EXERCISABLE
--------------------------------------------------------------------------
                                 WEIGHTED-
                                   AVG.     WEIGHTED-             WEIGHTED-
      RANGE OF                   REMAINING    AVG.                  AVG.
      EXERCISE        NUMBER    CONTRACTUAL EXERCISE    NUMBER    EXERCISE
       PRICES       OUTSTANDING    LIFE       PRICE   EXERCISABLE   PRICE
--------------------------------------------------------------------------
      $2.00            4,000    0.1 YEARS     $2.00      4,000     $2.00
   $4.56 - $6.65     158,000    0.6 YEARS     $5.48    154,000     $5.46
   $7.00 - $9.94     248,000    3.2 YEARS     $9.62     91,000     $9.50
  $10.63 - $14.75    233,000    3.4 YEARS    $12.25      9,000    $10.87
                     -------                           -------
                     643,000    2.6 YEARS     $9.51    258,000     $7.02
                     -------                           -------
                     -------                           -------

     1995 NON-EMPLOYEE DIRECTOR PLAN: In 1995, the Company's Board of Directors authorized, and in 1996, the Company's shareholders approved, a reserve of 250,000 shares of the Company's common stock for issuance to Non-Employee Directors of the Company, pursuant to the 1995 Non-Employee Director Plan (the "1995 Director Plan"). Options granted under the 1995 Director Plan are exercisable on a cumulative basis, with one third exercisable as of the date of grant and the remainder becoming exercisable in equal installments on each of the first and second anniversaries of the date of grant. Each option expires and is no longer exercisable on the date ten years from its date of grant. Options to purchase 42,000 shares at $13.38 and 10,500 shares at $12.25 per share were granted during 1995 and 1996, respectively.

     The following table summarizes information about stock options outstanding and exercisable at December 31, 1996:

                          OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
----------------------------------------------------------------------------
                              WEIGHTED-
                                AVG.       WEIGHTED-                WEIGHTED-
     RANGE OF                 REMAINING      AVG.                     AVG.
     EXERCISE      NUMBER    CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
      PRICES    OUTSTANDING      LIFE       PRICE     EXERCISABLE    PRICE
----------------------------------------------------------------------------
 $12.25 - $13.38  53,000     8.7 YEARS      $13.15      32,000       $13.25


     ACCOUNTING FOR STOCK-BASED COMPENSATION: In October 1995, the Financial Accounting Standards Board Issued Statement No. 123, "Accounting for Stock-Based Compensation (SFAS 123)", a new standard of accounting and reporting for stock-based compensation plans. The Company has adopted this new standard in 1996. The Company has continued to measure compensation cost for its stock-based compensation plans using the intrinsic value-based method of accounting its has historically used and, therefore, the new standard has no effect on the Company's operating results.

     Had the Company used the fair value-based method of accounting for its 1991 Stock Incentive Plan and 1995 Non-Employee Director Plan beginning in 1995 and charged this compensation cost along with the value of the shares granted through the Employee Stock Purchase Plan against income, over the plans' vesting periods, based on the fair value of options at the date of grant, net income and net income per share for 1996 and 1995 would have been as follows:

                                                         1996        1995
----------------------------------------------------------------------------
Net income (loss)        As reported             $ (567,000)      $3,296,000
                         Pro forma               $ (845,000)      $3,117,000

Net income (loss)        As reported             $    (0.07)      $     0.45
 per share               Pro forma               $    (0.11)      $     0.43

     The pro forma information above includes stock options granted, as well as purchases under the Employee Stock Purchase Plan, in 1995 and 1996.

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model for the 1991 Stock Incentive Plan and the 1995 Non-Employee Director Plan. The assumptions for 1996 and 1995 were as follows:
                                      1996                    1995
----------------------------------------------------------------------------
                                 1991        1995         1991        1995
                               INCENTIVE   DIRECTOR     INCENTIVE   DIRECTOR
                                 PLAN        PLAN         PLAN        PLAN
----------------------------------------------------------------------------
Risk-free interest rates      5.2% - 6.8%    6.2%      6.2% - 7.8%    6.6%
Expected life                  4.3 YEARS    8 YEARS     4.3 YEARS    8 YEARS
Expected volatility               50%         50%          50%         50%
Expected dividends                0%          0%           0%          0%

     WARRANTS: In connection with the completion of its initial public offering of common shares in 1992, the Company granted to the representatives of the underwriters warrants for 90,000 shares of common stock at an exercise price of $6.60 per share. During 1996 the Company issued 85,000 shares of common stock pursuant to the exercise of the warrants. At December 31, 1996 there are 5,000 shares of common stock to be issued upon the exercise of the remaining warrants.

     EMPLOYEE STOCK PURCHASE PLAN: The AVECOR Cardiovascular Inc. Employee Stock Purchase Plan ("Stock Purchase Plan"), which is available to substantially all employees, enables eligible employees to contribute up to 10% of their wages toward quarterly purchases of the

Company's common stock at 85% of market value on the first or last day of each calendar quarter, whichever had the lower stock price. Employees purchased 23,000 shares at an average price of $11.00 per share in 1996, 18,000 shares at an average price of $10.17 per share in 1995, and 23,000 shares at an average price of $6.18 per share in 1994. At December 31, 1996, 16,000 additional shares were reserved for future employee purchases of stock under this plan.

     SHAREHOLDER RIGHTS PLAN: In June 1996 the Company adopted a shareholder rights plan, pursuant to which the Company declared a dividend distribution of one Preferred Share Purchase Right on each share of the Company's Common Stock outstanding on August 2, 1996. Each Right will entitle the holder to buy one-thousandth of a share of the Company's Series A Junior Preferred Stock, or a combination of securities and assets of equivalent value, at an exercise price of $80.00, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated June 26, 1996, between the Company and Norwest Bank Minnesota, N.A., as Rights Agent.

6. COMMITMENTS AND CONTINGENCIES:

LEASES: In 1996 and years prior, the Company leased all of its facilities and certain equipment pursuant to operating leases. The leases for the Company's United States operating facilities expired in December 1996. The Company's facility near Glasgow, Scotland is leased for a period of ten years ending in October 2003. This lease agreement provides for adjustment of minimum rentals based upon market rates in 1998 and requires minimum monthly rental payments plus real estate taxes and applicable common facility operating expenses.

     Rent expense, including allocated real estate taxes and operating expenses, under all rental agreements was $725,000, $596,000 and $587,000 for the years ended December 31, 1996, 1995 and 1994, respectively. The following is a schedule of future minimum lease payments pursuant to the terms of the non-cancellable leases for the Glasgow, Scotland facility described above:

     YEAR ENDING DECEMBER 31
-------------------------------------------------------------------------------
          1997                            $  120,000
          1998                               147,000
          1999                               147,000
          2000                               147,000
          2001                               147,000
          2002 and thereafter                259,000
                                          ----------
                                          $  967,000
                                          ----------
                                          ----------

     PURCHASE OF FACILITY: In January 1997, the Company purchased a new corporate headquarters and manufacturing facility for $9,650,000 and consolidated its former four separate U.S. facilities. In connection with this purchase, the Company entered into a $5,167,000 bank note payable agreement in January 1997 and, in addition, utilizing restricted cash and investments (see
Note 1), funded $4,483,000 of the remaining cost of construction of the new building.

     The bank note payable agreement bears interest at 8.11% and requires monthly principal payments of $21,531, plus interest, through January 2002 with the remaining principal and interest due February 2002. The bank note payable is collateralized by the new corporate headquarters and manufacturing facility and, among other things, requires the Company to meet certain ratios related to leverage, debt service and cash flow. Additionally, the bank note payable agreement prohibits the Company from distributing dividends to its shareholders.
     Principal payments on the bank note payable are
as follows:
     YEAR ENDING DECEMBER 31
--------------------------------------------------------------------------------
          1997                           $   215,000
          1998                               258,000
          1999                               258,000
          2000                               258,000
          2001                               258,000
          2002 and thereafter              3,920,000
                                         -----------
                                         $ 5,167,000
                                         -----------
                                         -----------

     ROYALTY AGREEMENT: In connection with the Company's June 1991 acquisition of the Surgical Division of SCIMED Life Systems, Inc. (the Predecessor Business), the Company entered into a royalty agreement with SCIMED. The agreement required the Company to make payments to SCIMED primarily based on net sales (as defined), through June 1996, of products previously manufactured by the Predecessor Business as of the acquisition date. The Company has incurred royalties of $95,000, $178,000, and $213,000 for the years ended December 31, 1996, 1995 and 1994, respectively, under this agreement.

     The agreement also provides for royalty payments should the Company develop and sell new products (new generation products) using certain technology embodied in product models developed by the Predecessor Business. This element of the agreement expires in June 2001. The Company has not paid or incurred any such royalties through December 31, 1996.

     PRODUCT LIABILITY: The Company is self-insured on product liability claims below a certain dollar limitation and maintains product liability insurance above this limitation per claim and in the aggregate.

     CONFIDENTIALITY AND NON-COMPETE AGREEMENTS: The Company has entered into confidentiality and non-compete agreements with certain employees. If any of these employees are terminated, the Company is conditionally required to pay the employee 75% of his or her base salary, as defined, during the non-compete period (one to two years) if the employee remains unemployed during this period.

7. INDUSTRY SEGMENT INFORMATION:

The Company distributes its products through its direct sales force and independent sales representatives. Additionally, the Company distributes its products through domestic and foreign independent distributors who then market the products directly to medical institutions. While sales to certain of the Company's independent distributors exceed 10% of the Company's 1995 and 1994 net sales, management does not believe the Company is primarily dependent upon any one distributor for the ultimate sale of products to medical institutions. Sales to distributors accounting for 10% or more of the Company's net sales were as follows:

                             1996      1995           1994
--------------------------------------------------------------------------------
Distributor #1 . .           (1)        (1)       $2,296,000
Distributor #2 . .           (1)    $3,503,000        (1)

(1) Accounted for less than 10% of the Company's net sales.

     Total export sales from the U.S. to unaffiliated entities (primarily to Europe and payable in U.S. dollars) were $4,912,000, $3,480,000 and $3,365,000, respectively, for the years ended December 31, 1996, 1995 and 1994.

     At December 31, 1996 and 1995, consolidated accounts receivable include $3,738,000 and $3,093,000, respectively, due from customers located outside of the U.S.

                                                 YEAR ENDED DECEMBER 31
-----------------------------------------------------------------------------------
                                         AVECOR          AVECOR
                                       CARDIOVASCULAR CARDIOVASCULAR
                                           INC.            LTD.         CONSOLIDATED
------------------------------------------------------------------------------------
1996
Sales to unaffiliated
 customers . . . . . . . . . . .       $31,290,000     $13,111,000       $44,401,000
Operating income (loss). . . . .        (1,738,000)        412,000        (1,326,000)
Identifiable assets. . . . . . .        30,699,000       6,462,000        37,161,000

1995
Sales to unaffiliated
 customers . . . . . . . . . . .        22,638,000      10,702,000        33,340,000
Operating income . . . . . . . .         2,806,000         684,000         3,490,000
Identifiable assets. . . . . . .        27,902,000       5,617,000        33,519,000

1994
Sales to unaffiliated
 customers . . . . . . . . . . .        15,302,000       6,184,000        21,486,000
Operating income (loss). . . . .          (372,000)        214,000          (158,000)
Identifiable assets. . . . . . .        12,845,000       3,032,000        15,877,000


     During the years ended December 31, 1996, 1995, and 1994, AVECOR Cardiovascular Ltd. made capital expenditures of approximately $146,000, $57,000 and $320,000, respectively.

8. RETIREMENT SAVINGS PLAN:

The AVECOR Cardiovascular Inc. Retirement Savings Plan (the "Savings Plan") is a profit sharing plan which provides for voluntary pre-tax employee contributions and discretionary employer matching and profit sharing contributions and is intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code. Generally, all employees of the Company who are over 21 years of age and who have completed one year of service with the Company are eligible to participate in the Savings Plan. The Company approved contributions of $23,000 and $10,000 to the Savings Plan in 1996 and 1995, respectively. The Company did not make any contributions to the Savings Plan in 1994.

9. INCOME TAXES:

The components of the Company's income tax provision (benefit) are as follows:

                                               YEAR ENDED DECEMBER 31
                                          1996           1995         1994
--------------------------------------------------------------------------------
Current
  U.S. federal . . . . . . . . . . .    $484,000      $875,000      $    --
  U.S. state . . . . . . . . . . . .      57,000         5,000           --
  International. . . . . . . . . . .     292,000       270,000       24,000
Deferred . . . . . . . . . . . . . .    (867,000)     (370,000)          --
                                        ----------------------------------------
                                        $(34,000)     $780,000      $24,000
                                        ----------------------------------------
                                        ----------------------------------------


     The variance of the 1996 effective tax rate from the statutory tax rate was primarily due to losses incurred by the Company's French subsidiary for which no tax benefit has been recorded because of the uncertainty of their realization. The variance of the 1995 effective tax rate from the statutory tax rate was primarily due to utilization of $1,730,000 of net operating loss carryforwards ("NOLs") and $26,000 of state research and experimentation credits.

     Components of the Company's deferred tax assets and liabilities are as follows:
                                                      DECEMBER 31
                                                  1996           1995
--------------------------------------------------------------------------------
 Deferred tax assets:
  Patent settlement. . . . . . . . . . .     $   418,000     $       --
  Research and experimentation
   credits   . . . . . . . . . . . . . .         560,000        420,000
  French subsidiary NOL
   carryforwards . . . . . . . . . . . .         119,000         15,000
  Other, primarily certain
   accrued expenses. . . . . . . . . . .         296,000        130,000
  Valuation allowance. . . . . . . . . .        (119,000)       (15,000)
                                             ---------------------------
                                               1,274,000        550,000
 Deferred tax liabilities:
Depreciation . . . . . . . . . . . . . .         (37,000)      (180,000)
                                             ---------------------------
Net deferred tax assets. . . . . . . . .      $1,237,000      $ 370,000
                                             ---------------------------
                                             ---------------------------
     The company has established a valuation allowance to offset its deferred tax asset related to its French subsidiary's NOL carryforwards due to the uncertainty of their realization. The nol carryforwards expire from 2000 to 2001. The Company expects its future taxable income will be sufficient to realize its other deferred tax assets, therefore there is no valuation allowance offsetting them.

     Available research and experimentation credits at December 31, 1996, represent federal and state amounts of approximately $370,000 and $190,000, respectively, with expiration dates ranging from 2007 to 2011.

     Domestic and international components of income (loss) before income taxes are as follows:

                                          YEAR ENDED DECEMBER 31
                                   1996             1995           1994
-------------------------------------------------------------------------------
AVECOR Cardiovascular Inc.   $(1,088,000)       $ 3,351,000    $ (240,000)
AVECOR Cardiovascular Ltd.       487,000            725,000       225,000
                             --------------------------------------------------
                             $  (601,000)       $ 4,076,000    $  (15,000)
                             --------------------------------------------------
                             --------------------------------------------------


     Undistributed earnings of the Company's foreign subsidiary are indefinitely reinvested in foreign operations. Accordingly, no provision has been made for income taxes that might be payable upon remittance.

10. PATENT MATTERS:

In 1996, the Company reached an agreement with COBE Laboratories Inc. (COBE) to settle COBE's patent suit against the Company.

     The terms of the settlement with COBE provide for the Company to make net payments totaling $2,200,000, of which a net $1,100,000 was paid in August 1996 for settlement of the suit as well as certain license rights. The net settlement costs of $2,200,000 and the associated legal costs were recognized as a charge to operations in 1996. The remaining amount is payable on or about August 6, 1997, subject to COBE's active enforcement of its claimed patent rights with respect to other manufacturers.

     In March 1997, the Company filed suit in U.S. District Court for the District of Minnesota, seeking to invalidate a newly issued U.S. patent held by a competing manufacturer of blood oxygenators and other medical devices, and requesting a determination that the Company's Affinity oxygenator does not infringe the competitor's patent. The Company filed suit in response to a December 1996 letter from the competitor, alleging that the Affinity oxygenator infringes certain claims under the competitor's patent, and requesting discussion regarding a possible license agreement. The Company reviewed the subject patent and concluded, based on an opinion from its patent counsel, that none of the claims in the patent are infringed by the Affinity oxygenator, and that the patent is, in any event, invalid. However, the expense and effort potentially required to bring this action, as well as the outcome of any counterclaim successfully brought against the Company by the competitor, could have a material adverse effect on the Company's business, financial condition and results of operations.

11. QUARTERLY DATA (UNAUDITED):

Quarterly net sales, gross profit, net income (loss) and net income (loss) per share data are presented on page 20.

12. RECLASSIFICATIONS:

Certain reclassifications were made to the 1995 and 1994 financial statements to conform to the 1996 presentation. These reclassifications had no effect on previously reported total assets, total liabilities, shareholders' equity or net income (loss).

REPORT OF INDEPENDENT ACCOUNTANTS
To the Shareholders and Board of Directors of AVECOR Cardiovascular Inc.:

We have audited the accompanying consolidated balance sheets of AVECOR Cardiovascular Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AVECOR Cardiovascular Inc. as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Minneapolis, Minnesota
March 6, 1997

QUARTERLY OPERATING DATA
The following table sets forth certain unaudited operating data for the four quarters in 1996, 1995 and 1994. In the opinion of management, the data include all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the information set forth therein.

                                      FIRST      SECOND     THIRD      FOURTH
(UNAUDITED)                          QUARTER    QUARTER    QUARTER     QUARTER
--------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)

1996
Net sales. . . . . . . . . . . . . . $10,293     $11,145    $11,315    $11,648
Gross profit . . . . . . . . . . . .   4,342       4,702      4,534      4,837
Net income (loss)  . . . . . . . . .     211      (1,876)       628        470
Net income (loss) per share  . . . .    $.03       $(.24)      $.08       $.06

1995
Net sales. . . . . . . . . . . . . .  $7,597      $8,090     $8,529     $9,124
Gross profit . . . . . . . . . . . .   3,383       3,746      3,969      4,062
Net income . . . . . . . . . . . . .     666         607      1,014      1,009
Net income per share . . . . . . . .    $.10        $.09       $.13       $.13

1994
Net sales. . . . . . . . . . . . . .  $4,447      $5,073     $5,566     $6,400
Gross profit . . . . . . . . . . . .   1,784       1,894      2,313      2,939
Net income (loss). . . . . . . . . .    (338)       (342)       121        520
Net income (loss) per share. . . . .   $(.05)      $(.05)      $.02       $.08

The summation of quarterly net income (loss) per share may not equate to the calculation for the year due to rounding.

COMMON STOCK INFORMATION
The Company's Common Stock is currently traded on the Nasdaq National Market under the symbol AVEC. Through February 28, 1995, AVECOR stock was quoted on theNasdaq SmallCap Market. The quotations set forth below were furnished by the National Association of Securities Dealers and reflect closing prices for the period in which the Company was traded on the Nasdaq National Market and the range of high and low bid prices for the period during which shares were traded on theNasdaq SmallCap Market.

These prices do not include adjustments for retail mark-ups, mark-downs or commissions, and, prior to March 1, 1995, represent inter-dealer quotations and do not necessarily represent actual transactions.

1996                                                           HIGH      LOW
First Quarter          . . . . . . . . . . . . . . . . . .   $17 1/4   $10 1/2
Second Quarter . . . . . . . . . . . . . . . . . . . . . .    14 1/8    12
Third Quarter  . . . . . . . . . . . . . . . . . . . . . .    15 7/8    11 5/8
Fourth Quarter . . . . . . . . . . . . . . . . . . . . . .    14 7/8    10 7/8

1995HIGHLOW
First Quarter. . . . . . . . . . . . . . . . . . . . . . .    $13 1/8  $ 8 1/2
Second Quarter . . . . . . . . . . . . . . . . . . . . . .     14 3/8   12
Third Quarter. . . . . . . . . . . . . . . . . . . . . . .     14 1/2   12 1/2
Fourth Quarter . . . . . . . . . . . . . . . . . . . . . .     18 7/8   13 1/2

SHAREHOLDERS. As of March 21, 1997, there were approximately 300 holders of record and approximately 4,100 beneficial shareholders of the Company's Common Stock.

DIVIDENDS. The Company has not declared or paid any cash dividends on its Common Stock since its inception, and the Board of Directors currently intends to retain all earnings for use in the business for the foreseeable future. Under terms of a note payable used to finance the Company's U.S. manufacturing facility in January 1997, no dividends may be paid to shareholders while the note payable is outstanding. The bank note payable will fully mature in February 2002.

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
AVECOR Cardiovascular Inc.
7611 Northland Drive
Minneapolis, Minnesota 55428
(612) 391-9000


FORM 10-K
Shareholders may receive a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, without charge by writing to:
Investor Relations
AVECOR Cardiovascular Inc.
7611 Northland Drive
Minneapolis, Minnesota 55428


STOCK TRANSFER AGENT
For change of name, address, or to replace lost stock certificates, contact:
Norwest Bank Minnesota, N.A.
P.O. Box 738
161 N. Concord Exchange
South St. Paul, Minnesota 55075-0738
(612) 450-4064


INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L.L.P.
Minneapolis, Minnesota


GENERAL COUNSEL
Oppenheimer Wolff & Donnelly
Minneapolis, Minnesota


INVESTOR RELATIONS COUNSEL
Swenson/Falker Associates Inc.
Minneapolis, Minnesota
(612) 371-0000


ANNUAL MEETING
The Annual Meeting of Shareholders will be held on Wednesday, May 14, 1997, at 3:30 p.m. at the Minneapolis Marriott City Center Hotel, 30 South Seventh Street, Minneapolis, Minnesota.


DIRECTORS

ANTHONY BADOLATO
Chief Executive Officer

ANN H. LAMONT
General Partner
Oak Associates IV, Limited Partnership

EDWARD E. STRICKLAND
Independent Financial Consultant

DAVID W. STASSEN
President and Chief Executive Officer
Spine-Tech, Inc.

J. GORDON WRIGHT
Founder and Managing Director
Caledonian Medical Limited


OFFICERS

ANTHONY BADOLATO
Chief Executive Officer

WILLIAM S. HAWORTH
Vice President - Engineering

GREGORY J. MELSEN
Vice President - Finance, Treasurer and
Chief Financial Officer

ALLAN R. SECK
Vice President - Marketing and Sales

                           AVECOR CARDIOVASCULAR INC.
                              7611 NORTHLAND DRIVE
                          MINNEAPOLIS, MINNESOTA 55428
                                 (612) 391-9000