Form 10-K, Exhibit 13
period 1997-12-31
AVECOR CARDIOVASCULAR INC
filed 1998-03-30
CIK 883982

AVECOR-TM-
CARDIOVASCULAR

ANNUAL REPORT 1997

                               ABOUT THE COMPANY

    AVECOR Cardiovascular Inc. is a worldwide leader in the development, manufacture and marketing of specialty medical devices for heart/lung bypass surgery and long-term respiratory support. The Company's product line includes hollow fiber and silicone membrane oxygenators, a blood pump, blood reservoirs, cardioplegia systems, arterial filters, custom tubing packs and blood monitoring devices.



                                 ON THE COVER

            AVECOR's revolutionary new blood pump is shown at the right in a typical perfusion set-up with the AFFINITY oxygenator and hardshell cardiotomy reservoir at the left.



Except for the historical financial information contained herein, the matters discussed in this annual report contain certain forward-looking statements. For this purpose, any statements contained in this annual report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue," the negative or other variations thereof, or comparable terminology, are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, including the progress of product development and clinical studies, the timing of and ability to obtain regulatory approvals, the extent to which the Company's products gain market acceptance, the introduction of competitive products by others, the pricing related to competitive products, litigation regarding patent and other intellectual property rights, the availability of third-party reimbursement and other factors, as well as those set forth from time to time in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

MYOtherm-Registered Trademark- and OnCourse-Registered Trademark- are registered trademarks of the Company. Affinity-TM-, Signature-TM-, Trillium-TM-, Myotherm XP-TM-, Affinity XP-TM- and XP-TM- are trademarks of the Company. Windows-Registered Trademark- is a registered trademark of Microsoft Corporation.

FINANCIAL HIGHLIGHTS                                                                                 AVECOR CARDIOVASCULAR, INC.

                                                                       AVECOR CARDIOVASCULAR INC.
                                                                    FOR THE YEARS ENDED DECEMBER 31,
                                             ------------------------------------------------------------------------------------
                                               1997                1996               1995             1994               1993
---------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA:
   Net sales                                 $46,864,000         $44,401,000       $33,340,000       $21,486,000       $14,125,000
   Cost of sales                              27,574,000          25,986,000        18,180,000        12,556,000         9,067,000
                                             -------------------------------------------------------------------------------------
      Gross profit                            19,290,000          18,415,000        15,160,000         8,930,000         5,058,000
   Operating Expenses:
      Selling, general and administrative     13,428,000          11,885,000         8,727,000         6,779,000         5,044,000
      Litigation expense                              --           4,205,000           170,000                --                --
      Research and development                 3,902,000           3,651,000         2,773,000         2,309,000         1,891,000
                                             -------------------------------------------------------------------------------------
         Operating income (loss)               1,960,000          (1,326,000)        3,490,000          (158,000)       (1,877,000)
   Interest income                               495,000             725,000           586,000           143,000           204,000
   Interest expense                              383,000                  --                --                --                --
                                             -------------------------------------------------------------------------------------
   Income (loss) before income taxes           2,072,000            (601,000)        4,076,000           (15,000)       (1,673,000)
   Income tax provision (benefit)                745,000             (34,000)          780,000            24,000           (23,000)
                                             -------------------------------------------------------------------------------------
   Net income (loss)                         $ 1,327,000         $  (567,000)      $ 3,296,000       $   (39,000)      $(1,650,000)
                                             -------------------------------------------------------------------------------------
                                             -------------------------------------------------------------------------------------
   Diluted earnings (loss) per share         $       .17         $      (.07)      $       .45       $      (.01)      $      (.26)
                                             -------------------------------------------------------------------------------------
                                             -------------------------------------------------------------------------------------
   Weighted average common and common
      equivalent shares outstanding(1)         7,990,000           7,767,000         7,353,000         6,390,000         6,361,000
                                             -------------------------------------------------------------------------------------
                                             -------------------------------------------------------------------------------------

BALANCE SHEET DATA:
   Working capital                           $20,204,000         $20,563,000       $26,247,000       $10,150,000       $ 9,725,000
   Total assets                               42,759,000          37,161,000        33,519,000        15,877,000        15,031,000
   Long-term debt                              4,694,000                  --                --                --                --
   Shareholders' equity                       32,618,000          29,938,000        29,322,000        13,145,000        12,970,000

(1) WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING ARE CALCULATED ACCORDING TO THE DEFINITION OF "DILUTED EARNINGS PER SHARE" AS DEFINED BY THE FINANCIAL ACCOUNTING STANDARDS BOARD (FASB) IN STATEMENT ON FINANCIAL ACCOUNTING STANDARDS NO. 128, EARNINGS PER SHARE. ALL PERIODS PRESENTED WERE PREPARED UNDER THIS NEW STANDARD FOR COMPUTING EARNINGS PER SHARE.

  TO OUR SHAREHOLDERS:


            A little over six years ago, we set out to build a major medical device company -- one that would be a leader in the cardiopulmonary market. Our strategy emphasized the creation of innovative products that could be manufactured cost-effectively. Building on the base of an aging $9 million product line acquired from another manufacturer, we have launched a steady stream of new products that have enabled AVECOR Cardiovascular to grow at a compounded 35% annual rate over the last five years.

            A MARKET LEADER. Today, AVECOR Cardiovascular is a $47 million company. After only three years on the market, our AFFINITY oxygenator has set new records for rapid growth, achieving a 15% market share to rank third in industry sales. Our arterial filter has a 10% market share after two years.

            THE TECHNOLOGY LEADER. The AFFINITY oxygenator is recognized as the technology leader in its field and has become the standard against which new products are judged. Our AFFINITY pump system provides patients, surgeons and perfusionists with unprecedented safety and high performance. Products under development will help us maintain our position on the leading edge of technology.

            MANUFACTURING STRENGTH. Our state-of-the-art manufacturing facility uses a completely paperless process for the documentation required by regulators. Our products are designed for manufacturing ease, and we believe that our manufacturing costs on leading product lines are the lowest in the industry.

            STRONG DISTRIBUTION. In 1997, we completed our transition to a direct sales force in North America. With 24 direct sales personnel and seven manufacturers representatives, we have built strong distribution capabilities that we plan to leverage with the acquisition of complementary technologies and products. We have an extensive international distributor network, augmented by a new agreement with St. Jude Medical to handle sales of AVECOR products in Central America, South America and Mexico.

            OUR RESULTS FOR 1997 reflected continued growth, with net sales increasing to $46,864,000, up 6% from 1996. Net income was $1,327,000, equal to 17 cents per share. In the previous year, the Company reported a loss of $567,000, or 7 cents per share, after non-recurring charges for litigation expense that amounted to $2.6 million after taxes.

            Sales growth was led by SIGNATURE custom tubing packs, up 32%, and the AFFINITY oxygenator line, which increased 3%. These gains were offset by declines in the Company's older silicone membrane oxygenator line, down 6%, and the MYOtherm cardioplegia system, which was down 8%.

            Results in the second half of the year were held down by three factors -- the strength of the U.S. dollar, which reduced international sales; inventory reduction by two former distributors who were replaced by the direct sales force; and lower gross margin resulting from both lower average selling prices and higher product costs due to reduced production volumes.

            We continued to invest in research and development during 1997, spending $3.9 million to pursue a number of new product opportunities. R&D spending rose 7% over 1996 and is anticipated to increase approximately 10% in 1998 as we continue to expand and improve our product line. Selling, general and administrative expenses also increased in 1997, mainly reflecting costs of developing the direct sales force and introducing new products.

            NEW PRODUCTS. We are excited by the reception given our new AFFINITY PUMP SYSTEM by perfusionists and surgeons. Early users have praised the pump's safety features and performance, and we are on plan in terms of the number of hospitals that have ordered the pump or are evaluating the system.
The pump is the safest on the market. It will not drain the blood reservoir, cannot overpressurize the perfusion circuit, and prevents hazardous retrograde flow. We began selling the pump in Europe during the second quarter of 1997 and began U.S. introduction late in the third quarter after receiving clearance from the Food and Drug Administration in August.

            Our new MYOTHERM-Registered Trademark- XP CARDIOPLEGIA SYSTEM was also introduced late in the year and has been enthusiastically received by customers. It employs second-generation technology for superior heat exchange and ease of use.

            We received marketing clearance from the FDA in late February of 1998 for the AFFINITY oxygenator with TRILLIUM-TM- BIO-PASSIVE SURFACE. All blood-contact surfaces in the oxygenator are coated with a non-leaching synthetic hydrophilic polymer which contains a small amount of heparin. The special surface is designed to minimize activation of blood constituents which otherwise occurs as a result of contact with conventional synthetic surfaces.

            Many of our customers prefer circuit components which have been coated to enhance bio-compatibility. We will offer the coating as an option on the AFFINITY oxygenator and plan to file additional 510(k) applications during 1998 for coated versions of other components in the heart-lung bypass circuit.

            RESEARCH AND DEVELOPMENT activities during 1998 will focus heavily on additional applications of the blood pump, including a vacuum-assisted version for the small but growing segment of the market that uses vacuum-assisted venous drainage. This potential product could also become a key component in a simplified circuit used to support minimally invasive surgery, and could be used as a ventricular assist pump -- a high-profile market which could stimulate further interest in the AFFINITY pump for cardiac surgery.

            We anticipate filing a 510(k) application with the FDA in the second quarter of 1998 for our SATURATION/HEMATOCRIT monitoring device. We are completing work on this innovative product, which uses a spectrometer for improved accuracy and can read oxygen saturation in the patient's blood through the walls of tubing used in the perfusion circuit. Because there is no disposable component, it reduces costs for the hospital. We believe the technology will serve as a platform for the development of additional monitoring applications in cardiac surgery and in intensive care units.

            Another focus of our research will be to conduct studies intended to demonstrate improved patient care through the use of our technology. This will both help us compete and also command premium pricing for our products. Early animal and in vitro studies, for example, indicate that our bio-passive surface preserves platelet numbers and function and maintains bleeding time at base-line levels during two- or three-hour perfusions. This could reduce blood loss and the need for a transfusion during and after surgery.

            We are continuing to diversify our product offerings, and believe that our newest products will advance our multiple goals of improving patient care, lowering costs and fueling revenue growth. All of us at AVECOR are excited about what we have accomplished in a very short period of time. We appreciate the continued support and encouragement of our shareholders.


Sincerely,

/s/ ANTHONY BADOLATO

ANTHONY BADOLATO
CHIEF EXECUTIVE OFFICER
MARCH 12, 1998

PRODUCT REVIEW


The products of AVECOR Cardiovascular Inc. are used primarily in heart/lung bypass surgery and for long-term respiratory support. The annual worldwide market for specialty medical devices used in bypass surgery is estimated at $800 million, of which more than $600 million is attributable to disposable products.

            The Company's current products include:

            THE AFFINITY-TM- OXYGENATOR. The AFFINITY is a microporous, hollow fiber membrane oxygenator that quickly became one of the market leaders nationally following its U.S. introduction in 1994. During a bypass procedure, the oxygenator takes the place of the patient's lungs, removing carbon dioxide and adding oxygen to the blood. The AFFINITY is a state-of-the-art device that studies have shown to be one of the most efficient oxygenators on the market. It combines high gas transfer with low pressure drop. Its compact size provides low priming volumes; its clear polycarbonate case permits high visibility of all phases of the unit's operation. The AFFINITY oxygenator was estimated to be the third best-selling oxygenator in the U.S. for 1997, with a market share of approximately 15%.

                SOLID SILICONE MEMBRANE OXYGENATORS. The Company markets a complete line of these oxygenators in several models and sizes. This technology permits extended use of the oxygenator for certain applications without the deterioration of performance that microporous membrane oxygenators may experience. This is particularly important for procedures that entail long-term support.

                 AFFINITY-TM- BLOOD PUMP SYSTEM. The AFFINITY blood pump incorporates an innovative design that offers superior blood-handling characteristics and cost advantages over the centrifugal pumps and roller pumps that are widely used in heart/lung bypass surgery today. AVECOR introduced the pump in the U.S. late in the third quarter of 1997 following clearance from the FDA in August. European distribution began late in the second quarter following clinical trials at multiple sites. A study* published in THE JOURNAL OF EXTRA-CORPOREAL TECHNOLOGY reported that the inherent physical characteristics of the design used in the AFFINITY pump make it impossible for the pump to produce dangerous positive or negative pressures, and that the design "possesses important safety advantages over roller and centrifugal pumps for cardiopulmonary bypass applications."

            BLOOD RESERVOIRS. The Company produces a hardshell cardiotomy reservoir and venous reservoir bags. These devices are used to filter and store blood during bypass surgery. The Company began marketing two new reservoirs in mid-1994.

            MYOTHERM-TM- XP CARDIOPLEGIA DELIVERY SYSTEM. AVECOR introduced this new generation of the MYOtherm product line following FDA clearance in July 1997. The system is used to infuse specially formulated solutions, which often include oxygenated blood, directly into the patient's coronary arteries while the heart is stopped during bypass surgery. In addition to delivering nutrients to the heart, these solutions are also used to arrest the heart and maintain prescribed temperatures. The MYOtherm XP cardioplegia system was designed for superior performance and ease of use while incorporating improved manufacturing efficiencies.

            ECMO SYSTEM. The Company produces a system for extracorporeal membrane oxygenation (ECMO), which is the long-term cardiopulmonary support of premature infants, newborns and other patients with life-threatening respiratory disorders. The system includes reservoir bags, heat exchangers and a range of different-sized membrane oxygenators.

            SIGNATURE-TM- CUSTOM TUBING PACKS. All or some of the devices used in a heart/lung bypass procedure can be pre-connected and sold in a custom tubing pack. The components to be included in the pack and the exact way they are arranged and connected are determined by the specifications provided by our customer. The Company has developed computer software that allows it to design custom tubing packs according to these individual specifications and to quote prices within hours of a customer request. AVECOR began assembling and selling custom tubing packs in Europe in 1992 and in the United States in mid-1993.

            AFFINITY-TM- ARTERIAL FILTER. The AFFINITY filter is the final safety component in the circuit of specialized medical devices used in heart/lung bypass surgery, ensuring that the oxygenated blood is free of air or particulate emboli before reentering the patient's body. The filter offers low-volume priming, high visibility, excellent air handling and excellent hemodynamics. The Company introduced this product for evaluation by customers late in 1995, with full release worldwide in the first quarter of 1996. The Company previously sold filters from other manufacturers as part of its custom tubing packs.

            ONCOURSE-TM- CONTINUOUS QUALITY CONTROL (CQI) MANAGER. OnCourse CQI Manager is a Windows-Registered Trademark--based software program that guides perfusionists through the necessary steps in establishing a CQI program. In addition, it generates a variety of useful reports for perfusionists, including the annual American Board of Cardiovascular Perfusion clinical activity report and several custom reports which address non-compliance, standards of perfusion and equipment preventative maintenance. Introduced in late 1995, the software is currently offered to AVECOR customers who make a major commitment to AVECOR products -- another important product line differentiation for AVECOR in the marketplace.

*J. Patrick Montoya, Ph.D., Scott I. Merz, Ph.D., and Robert H. Bartlett, M.D., "Significant Safety Advantages Gained with an Improved Pressure Regulated Blood Pump," THE JOURNAL OF EXTRA-CORPOREAL TECHNOLOGY, June 1996, pp. 71-78.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

The following discussion of the Company's results of operations and financial condition should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto.

OVERVIEW

AVECOR Cardiovascular Inc. (the "Company") develops, manufactures and markets specialty medical devices for heart/lung bypass surgery and long-term respiratory support. The Company was incorporated on December 13, 1990, and in June 1991, acquired the business and assets and assumed certain liabilities of the surgical division of SCIMED Life Systems, Inc. (the "Predecessor Business"). On December 1, 1992, the Company acquired AVECOR Cardiovascular Ltd. (formerly Cardio Med Ltd.) pursuant to which AVECOR Cardiovascular Ltd. became a wholly-owned subsidiary of the Company. AVECOR Cardiovascular Ltd. had formerly been a distributor for the Company in the United Kingdom. In October 1995, the Company opened a sales office in France which is organized as a wholly-owned subsidiary of AVECOR Cardiovascular Ltd.

      The assets acquired by the Company from the Predecessor Business included the Company's line of solid silicone membrane oxygenators. Since that time, the Company has engaged in extensive product development, resulting in the introduction and receipt of regulatory approval from the U.S. Food and Drug Administration (the "FDA") for the following proprietary products:



PRODUCT                                                        APPROVAL DATE
-------------------------------------------------------------------------------
MYOtherm cardioplegia delivery system                          October 1991

Signature custom tubing packs                                  July 1993

Affinity oxygenator                                            November 1993

Affinity blood reservoirs                                      July 1994

Affinity arterial filter                                       October 1995

MYOtherm XP
  (improved cardioplegia delivery system)                      July 1997

Affinity blood pump                                            August 1997

Affinity oxygenator with
  Trillium bio-passive surface                                 February 1998


RESULTS OF OPERATIONS

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1997 WITH THE YEAR ENDED DECEMBER 31, 1996

      NET SALES. Net sales increased 6% to $46,864,000 for 1997 from $44,401,000 for 1996. This increase was principally the result of a higher volume of product shipments of the Company's Signature custom tubing packs and Affinity product line. Overall, average prices of product shipments declined slightly when compared to 1996.

      Signature custom tubing pack and the Affinity product line net sales increased $2,401,000 and $697,000 from 1996, respectively. A significant portion of the Affinity revenue increase was attributed to the Affinity blood pump which the Company began marketing internationally in June 1997. The Company received FDA marketing approval for this product in August 1997. These increases were partially offset by decreases in the silicone membrane oxygenator line which decreased by $436,000 and the Myotherm cardioplegia line which decreased by $339,000. Management believes the decline in net sales of the Myotherm cardioplegia line to be temporary as customers delayed their purchasing decisions in anticipation of the Company's launch of its new version of the Myotherm cardioplegia system (Myotherm XP) which received marketing clearance from the FDA in July 1997. The Myotherm XP was launched both in the United States and internationally in early 1998.

      Sales to customers located outside of the United States were approximately 41% of consolidated net sales for 1997 and 1996.

      During the third quarter of 1997, the Company terminated agreements with its last remaining United States distributor and its only Canadian distributor. Sales in the territories formerly represented by these distributors decreased approximately $1,400,000 in 1997 when compared to 1996. These markets are now being served by the Company's direct sales force. While management believes these revenue declines are temporary and caused by the transition to a direct sales force in these territories and the depletion of product inventories of the former distributors, this forward-looking expectation is primarily dependent on the ability of the direct sales personnel to maintain and develop relations and revenue levels at the medical institutions previously served by these distributors.

      Although revenues from distributors in the continental European countries and Asia increased about $800,000 during the twelve months ended December 31, 1997 when compared to the corresponding period in 1996, these distributors' sales for the six-month period ended December 31, 1997 decreased approximately $690,000 when compared to the six-month period ended December 31, 1996 and decreased about $983,000 when compared to the six-month period ended June 30, 1997. During the latter half of 1997, currencies in Europe and Asia substantially weakened relative to the U.S. dollar and the U.K. pound sterling. The Company believes that these types of fluctuations in currency exchange rates reduce demand for the Company's products by increasing the price of the Company's products in the currency of the countries in which the product is sold. Given the inherent uncertainty of exchange rates, the Company cannot predict if these exchange rate variances will remain constant, reverse or worsen.

      Sales to the Company's formerly exclusive Mexican distributor declined about $340,000 in 1997 when compared to 1996. On October 9, 1997, the Company entered into an agreement with St. Jude Medical to distribute the Company's products in Mexico and in Central and South America. Previous sales in these countries have not been significant to the Company. The formerly exclusive Mexican distributor will continue to market the Company's silicone membrane product line in Mexico.

      The aforementioned factors impacted sales within all of the Company's product lines. The revenue declines discussed above were exceeded by revenue growth in the Company's other domestic and foreign markets.

      The Company has continued to experience decreased sales to contract perfusion groups controlled by certain of its competitors. Sales to contract perfusion groups controlled by one of the Company's competitors decreased $750,000 to $1,100,000 for 1997 from $1,850,000 for 1996. The Company believes that control of contract perfusion groups by its competitors will continue to have a negative impact on the Company's ability to market its products to such groups or to hospitals or other medical providers that contract with competitor-controlled groups for perfusion services, and could have a material adverse effect on the Company's business, financial condition and results of operation. This forward-looking statement is subject to the degree of control exerted by the Company's competitors with respect to purchasing decisions made by controlled groups of perfusionists, the extent of future acquisitions of contract perfusion groups by the Company's competitors, the breadth of the Company's product offerings relative to those competitors controlling contract perfusion groups, and the degree to which the Company's research and development and marketing efforts result in the successful commercialization of products with enhanced or superior performance characteristics.

      COST OF SALES/GROSS PROFIT. Gross profit as a percentage of net sales decreased to 41.2% for 1997 from 41.5% for 1996. The cost of sales percentage for 1997 was unfavorably impacted by significant increases in sales of the Company's lower-margin Signature custom tubing pack line, as well as competitive pricing pressures in the marketplace. The mix of products sold in any period will influence the cost of sales and gross profit for the period.

      Affinity oxygenator costs continued to improve due to material cost and efficiency improvements, although these improvements were largely offset by an ongoing decrease in average selling prices and reduced production volume, primarily in the fourth quarter, due to lower-than-expected sales volume. The Company believes the gross profits in early 1998 will continue to be negatively influenced because of these reduced production levels.

      The Company's future gross profit margin percentages will be influenced by the ongoing pressures of the competitive pricing environment, changes in the sales mix, the required levels of production, new product introductions and the extent of further manufacturing efficiencies or improved material costs, if any. Given the uncertainty associated with new product introductions, the ultimate realization of any such manufacturing efficiencies or material cost improvements, and the continuing price pressures characteristic in the Company's markets, the Company cannot be certain if its gross profit margin will be maintained, improve or decline.

      SELLING, GENERAL AND ADMINISTRATIVE AND LITIGATION EXPENSE. Selling, general and administrative expenses increased 13% to $13,428,000 for 1997 from $11,885,000 for 1996. This increase is primarily attributed to costs associated with the continuing development of a direct sales force in certain of the Company's territories formerly served by distributors and independent sales representatives and costs incurred for the introduction of new products, including the Affinity blood pump. As a percent of sales, selling, general and administrative expenses increased to 28.7% for 1997 from 26.8% for 1996.

      Management anticipates that selling, general and administrative expenses for the year ended December 31, 1998 will be higher than the year ended December 31, 1997 and will approximate 1997 as a percentage of sales dollars. This forward-looking statement will be influenced by revenue levels achieved by the Company, its ability to attract and retain qualified sales personnel as the Company continues to develop its direct sales force, and the timing and extent of promotional activities associated with the introduction of the MYOtherm XP, Affinity oxygenator with Trillium bio-passive surface and other new product introductions, if any.

      On July 17, 1996, the Company reached an agreement with COBE Laboratories Inc. (COBE) to settle COBE's patent suit against the Company. The terms of the settlement with COBE provided for the Company to make net payments totaling $2,200,000. Two net payments of $1,100,000 were made in August 1996 and August 1997, respectively. The Company recorded settlement costs and professional expenses of approximately $4,205,000 in 1996 in connection with the COBE suit. No related expenses were incurred for the COBE matter in 1997.

      RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 7% to $3,902,000 for 1997 from $3,651,000 for 1996. This increased research and development spending is a result of the Company's ongoing efforts to pursue a number of potential and realized product opportunities including the Myotherm XP, Affinity blood pump, the Affinity oxygenator with Trillium bio-passive surface and new oxygen saturation/hematocrit technology. The Company received the appropriate marketing clearances from the FDA for the Myotherm XP, Affinity blood pump and Affinity oxygenator with Trillium bio-passive surface in July 1997, August 1997 and February 1998, respectively. There can be no assurance that the Myotherm XP, Affinity blood pump or Affinity oxygenator with Trillium bio-passive surface will become commercially successful.

      The Company anticipates that research and development expenses for 1998 will increase approximately 10% over 1997 levels, as the Company moves to expand and improve its proprietary line of disposable medical devices. This forward-looking projection is dependent upon the extent and timing of new product development and the impact of the regulatory process in obtaining marketing clearance for new products, including a new oxygen saturation/hematocrit device which is expected to be submitted to the FDA in the second quarter of 1998. The need or desire to modify the Company's existing products could also influence the level of research and development expenses. There can be no assurance, however, that the Company's research and development efforts will result in regulatory submissions to the FDA as set forth above, if at all, or will result in any commercially successful products. The forward-looking statements regarding anticipated regulatory submissions contained in this paragraph will be impacted by the results of the Company's development efforts, the availability of any required clinical data, any changes in the regulatory scheme for such products, and the Company's assessment of the cost and anticipated benefit of such submissions.

      INTEREST. Interest income decreased to $495,000 for 1997 from $725,000 for 1996. This decrease in interest income is primarily due to the use of cash and cash equivalents and investments for the Company's new facility, the purchase of manufacturing molds and equipment, additional inventories needed to support the Company's new product lines and revenue growth, and the costs associated with the COBE matter. Interest income during 1997 and 1996 was earned primarily from the investment of the remaining net proceeds from the Company's June 1995 stock offering. At December 31, 1997, the majority of these remaining net proceeds were invested with two investment portfolio managers who invested in bank certificates of deposit, U.S. government securities, agency paper, money markets, commercial paper and corporate obligations.

      Interest expense for 1997 was $383,000 and exclusively due to the mortgage on the new facility. The closing on the facility purchase occurred in late January 1997.

      INCOME TAX PROVISION. For 1997, a tax provision of $745,000 was recorded as compared to a tax benefit of $34,000 for 1996. The 1997 and 1996 effective tax rates differ from the normal U.S. statutory tax rate primarily due to losses incurred by the Company's French subsidiary for which no tax benefit has been recognized because of uncertainty of realization, offset by the generation of research and experimentation credits.

      NET INCOME (LOSS). Net income was $1,327,000 or $.17 per share, on a diluted basis, for 1997 compared to a net loss of $567,000 or $.07 per share, on a diluted basis, for 1996. The 1996 loss is primarily due to litigation and settlement expense incurred during 1996 in connection with the COBE lawsuit, which resulted in a charge to operations of $4,205,000.


COMPARISON OF THE YEAR ENDED DECEMBER 31, 1996 WITH THE YEAR ENDED DECEMBER 31, 1995

      NET SALES. Net sales increased 33% to $44,401,000 for 1996 from $33,340,000 for 1995. This increase was principally the result of a higher volume of product shipments of the Company's Affinity product line and Signature custom tubing packs. Overall, average prices associated with 1996 product shipments declined slightly from those of 1995 in response to competitive pricing in the market place. Selective price increases were implemented in the last half of 1996.

      Sales from the Affinity product line and Signature custom tubing packs increased $7,159,000 and $3,943,000 from 1995, respectively. The favorable impact of increased net sales of these product lines was partially offset by a decrease of $276,000 in net sales of the Company's older solid silicone membrane oxygenator product line.

      COST OF SALES/GROSS PROFIT. Gross profit as a percentage of net sales decreased to 41.5% for 1996 from 45.5% for 1995. The cost of sales percentage for 1996 was unfavorably impacted by significant increases in sales of the Company's lower-margin Signature custom tubing pack line, as well as competitive pricing pressures in the marketplace.

      Higher production volumes continued to improve Affinity oxygenator product costs, although these improvements were offset, primarily by an ongoing decrease in average selling prices due to the Company being in a competitive pricing environment. Also, optimal volume-related manufacturing efficiencies were not achieved throughout 1996 for production of the Company's Affinity arterial filter. Production of the Affinity arterial filter began on or about December 31, 1995.

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

      Additionally, the Company recorded settlement costs and professional fees of $4,205,000 in 1996, in connection with the COBE suit, compared to $170,000 in 1995 (see Note 9).

      RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 32% to $3,651,000 for 1996 from $2,773,000 for 1995. This increased research and development spending was a result of the Company's efforts to pursue a number of potential product opportunities, including the Affinity blood pump.

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

      INCOME TAX PROVISION. For 1996, a tax benefit of $34,000 was recorded as compared to a tax provision of $780,000 for 1995. The 1996 effective tax rate differs from the normal statutory tax rate primarily due to losses incurred by the Company's French subsidiary for which no tax benefit has been recognized because of uncertainty of realization, offset by the generation of research and experimentation credits. The 1995 tax provision reflects an effective rate which benefited from use of previously generated net operating loss carryforwards and research and experimentation credits.

      NET INCOME (LOSS). Net loss was $567,000 or $.07 per share, on a diluted basis, for 1996 compared to net income of $3,296,000 or $.45 per share, on a diluted basis, for 1995. The 1996 loss was primarily due to litigation and settlement expense incurred during 1996 in connection with the COBE lawsuit, which resulted in a charge to operations of $4,205,000.

LIQUIDITY AND CAPITAL RESOURCES

For 1997, the Company used $891,000 in operating activities compared to $2,470,000 used for operating activities in 1996. The net change of $1,579,000 is primarily the result of $3,100,000 of cash usages during 1996 related to the COBE litigation compared to $1,100,000 of cash usages during 1997, smaller increases in levels of inventories and reduced prepaid expenses. These operating provisions for cash were partially offset by a smaller increase in accrued expenses in 1997 when compared to 1996, reduced accounts payable and increased accounts receivable balances in 1997 when compared to 1996. The Company's inventories have continued to increase as a result of inventories needed to support the Company's new product lines, revenue growth and, in part, as a result of lower than anticipated shipments of the Affinity product line primarily in the third and fourth quarters of 1997.

      The Company believes that its existing cash and cash equivalents and short-term investments, as well as anticipated cash generated from operations, will be sufficient to satisfy the Company's cash requirements for the foreseeable future.

      Cash expenditures for capital additions, other than the purchase of the new facility and related furniture, fixtures and equipment, totaled $4,628,000 in 1997 compared to $1,979,000 in 1996. These expenditures were primarily related to equipment, molds and tooling necessary to begin the production and marketing of the Affinity blood pump and MYOtherm XP, and to increase production efficiencies and reduce raw material costs of the Affinity oxygenator and related blood reservoirs. The 1997 investment in equipment includes $1,494,000 related to the Affinity blood pump. This pump equipment is placed with customers in exchange for a long-term commitment to purchase disposable products from the Company. During 1997, the expenditures for furniture, fixtures and equipment additions related to the Company's new U.S. manufacturing, research and development and administrative facility were approximately $760,000.

      Leases for the Company's U.S. manufacturing, research and development and administrative facilities expired on December 31, 1996. In January 1997, the Company consolidated its four separate facilities into a newly constructed facility, which the Company has purchased. The cost of this facility and related additions was approximately $9,650,000. To finance the total cost of this project, the Company entered into a $5,167,000 bank note payable agreement in January 1997 and, in addition, expended $4,483,000 out of corporate funds, including $650,000 paid in 1996.

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

      At December 31, 1997, the Company had no restricted cash or investments. Of the $4,450,000 which was restricted at December 31, 1996 for purchase of the new facility, $1,000,000 was used in payment of the facility and $3,450,000 became unrestricted, was reinvested and is being used for general corporate purposes, research and development and working capital.

      The Company's capital expenditures for 1998 are expected to approximate those of 1997, excluding the amounts paid in 1997 for the new facility and related additions. This estimate includes additional equipment, molds and tooling for new oxygen saturation/hematocrit technology, the Affinity blood pump, the MYOtherm XP and for furthering the production of the Affinity oxygenator line.

      The foregoing forward-looking statements relating to the amount of capital expenditures and ultimate cash usage are dependent on the progress of the Company's product development efforts, the outcome of certain patent matters (see Note 9), the timing of the receipt of FDA marketing clearances for any future products and the investment in opportunities to further existing products' production related to improved production efficiencies and quality, and reduced cost.

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

YEAR 2000 ISSUES

Computer programs have historically been written to abbreviate dates by using two digits instead of four digits to identify a particular year. The so-called "Year 2000" problem or "millennium bug" is the inability of computer software or hardware to recognize or properly process dates ending in "00." As the year 2000 approaches, significant attention is being focused on updating or replacing such software and hardware in order to avoid system failures, miscalculations or business interruptions that might otherwise result.

      The Company has reviewed its internal information systems and believes that the costs and effort to address the Year 2000 problem will not be material to its business, financial condition or results of operations, and, to the extent necessary, may be resolved through replacement and upgrades to the software it licenses from third parties. The Company has also reviewed its OnCourse software product, the software embedded in its Affinity blood pump console and the software for its saturation/hematocrit monitor under development and believes them to be Year 2000 compliant. However, the Year 2000 problem may also adversely impact the Company by affecting the business and operations of parties with which the Company transacts business. The Company has not initiated any formal communication with such parties regarding the Year 2000 problem, and is unable to determine the likelihood or potential impact of any such event. There can be no assurance that the Company will be able to effectively address Year 2000 issues internally in a cost-efficient manner and without interruption to its business, or that Year 2000 difficulties encountered by its suppliers, customers or other parties will not have a material impact on the Company's business, financial condition and results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement 131, "Disclosures About Segments of an Enterprise and Related Information," a new standard of reporting information about operating or business segments in financial statements. The new standard will be effective for the Company's annual financial statements in 1998. Although the Company has not specifically evaluated what impact, if any, this new standard will have on the Company's current reporting of operating and business segments, the Company believes it will continue reporting as one operating and business segment.

      In June 1997, the Financial Accounting Standards Board issued Statement 130, "Reporting Comprehensive Income," a new standard requiring the reporting and display of "comprehensive income" (defined as the change in equity of a business enterprise during a period from sources other than those resulting from investments by owners and distributors to owners) and its components in a full set of general purpose financial statements. The new standard will be effective for the Company's annual financial statements in 1998. The Company's cumulative translation adjustment is considered a component of "comprehensive income," however the Company has not evaluated what other components of its changes in equity would be components of "comprehensive income."

CONSOLIDATED BALANCE SHEETS                                                         AVECOR CARDIOVASCULAR, INC.

                                                                                      AS OF DECEMBER 31,
                                                                                1997                    1996
---------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
      Cash and cash equivalents                                                  $ 1,215,000       $ 6,114,000
      Short-term investments                                                       3,727,000         2,638,000
      Accounts receivable, net                                                     8,277,000         7,298,000
      Inventories                                                                 10,634,000         9,476,000
      Deferred taxes                                                               1,315,000         1,274,000
      Other current assets                                                           330,000           744,000
                                                                                 -----------------------------
         Total current assets                                                     25,498,000        27,544,000
Restricted cash and investments                                                           --         4,450,000
Property, plant and equipment, net                                                16,689,000         4,808,000
Other assets                                                                         572,000           359,000
                                                                                 -----------------------------
      Total assets                                                               $42,759,000       $37,161,000
                                                                                 -----------------------------
                                                                                 -----------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
      Accounts payable                                                           $ 1,978,000       $ 2,790,000
      Accrued expenses                                                             3,058,000         3,091,000
      Current maturities of long-term debt                                           258,000                --
      Accrued litigation settlement                                                       --         1,100,000
                                                                                 -----------------------------
         Total current liabilities                                                 5,294,000         6,981,000

Deferred grant                                                                       153,000           205,000
Deferred taxes                                                                            --            37,000
Long-term debt                                                                     4,694,000                --

Commitments and contingencies (Notes 5 and 9)

Shareholders' equity:
      Serial preferred stock, par value $.01 per share;
         authorized 2,000,000 shares; none issued
      Common stock, par value $.01 per share; authorized 20,000,000 shares;
         issued and outstanding shares 8,021,000 and 7,812,000 shares at
         December 31, 1997 and 1996, respectively                                     80,000            78,000
      Additional paid-in capital                                                  30,482,000        29,024,000
      Retained earnings                                                            1,936,000           609,000
      Cumulative translation adjustments                                             120,000           227,000
                                                                                 -----------------------------
         Total shareholders' equity                                               32,618,000        29,938,000
                                                                                 -----------------------------
            Total liabilities and shareholders' equity                           $42,759,000       $37,161,000
                                                                                 -----------------------------
                                                                                 -----------------------------

                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                  OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF OPERATIONS                                          AVECOR CARDIOVASCULAR, INC.

                                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                              1997              1996              1995
----------------------------------------------------------------------------------------------------------

Net sales                                                  $46,864,000       $44,401,000       $33,340,000
Cost of sales                                               27,574,000        25,986,000        18,180,000
                                                           -----------------------------------------------
            Gross profit                                    19,290,000        18,415,000        15,160,000

Operating expenses:
      Selling, general and administrative                   13,428,000        11,885,000         8,727,000
      Litigation expense                                            --         4,205,000           170,000
      Research and development                               3,902,000         3,651,000         2,773,000
                                                           -----------------------------------------------
            Operating income (loss)                          1,960,000        (1,326,000)        3,490,000

      Interest income                                          495,000           725,000           586,000
      Interest expense                                         383,000                --                --
                                                           -----------------------------------------------

Income (loss) before income taxes                            2,072,000          (601,000)        4,076,000
Income tax provision (benefit)                                 745,000           (34,000)          780,000
                                                           -----------------------------------------------

            Net income (loss)                              $ 1,327,000      $   (567,000)      $ 3,296,000
                                                           -----------------------------------------------
                                                           -----------------------------------------------

Earnings per share:
      Basic                                                $      0.17      $      (0.07)      $      0.47
                                                           -----------------------------------------------
                                                           -----------------------------------------------
      Diluted                                              $      0.17            $(0.07)      $      0.45
                                                           -----------------------------------------------
                                                           -----------------------------------------------

                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                  OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                                               AVECOR CARDIOVASCULAR, INC.

                                                             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                                    COMMON STOCK        ADDITIONAL                     CUMULATIVE
                                                    ------------          PAID-IN        RETAINED      TRANSLATION
                                               SHARES    PAR VALUE       CAPITAL         EARNINGS      ADJUSTMENTS       TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1994                 6,414,000    $64,000     $15,205,000     $(2,120,000)   $  (4,000)     13,145,000

Sale of share pursuant to
      public stock offering, net of
      expenses of $1,283,000                  1,161,000     12,000      12,641,000              --           --      12,653,000

Sale of shares for cash
      pursuant to Employee
      Stock Purchase Plan                        18,000         --         178,000              --           --         178,000

Exercise of stock options                        71,000      1,000        (155,000)             --           --        (154,000)

Tax benefit realized upon exercise
      of stock options                               --         --         255,000              --           --         255,000

Net income for 1995                                  --         --              --       3,296,000           --       3,296,000

Cumulative translation adjustments                   --         --              --              --      (51,000)        (51,000)
                                              ---------------------------------------------------------------------------------

Balances at December 31, 1995                 7,664,000     77,000      28,124,000       1,176,000      (55,000)     29,322,000

Exercise of stock warrants,
      net of expenses of $35,000                 85,000      1,000         528,000              --           --         529,000

Sale of shares for cash
      pursuant to Employee
      Stock Purchase Plan                        23,000         --         250,000              --           --         250,000

Exercise of stock options                        40,000         --         (70,000)             --           --         (70,000)

Tax benefit realized upon exercise
      of stock options                               --         --         192,000              --           --         192,000

Net loss for 1996                                    --         --              --        (567,000)          --        (567,000)

Cumulative translation adjustments                   --         --              --              --      282,000         282,000
                                              ---------------------------------------------------------------------------------

Balances at December 31, 1996                 7,812,000     78,000      29,024,000         609,000     227,000       29,938,000

Exercise of stock warrants                        5,000         --          28,000              --          --           28,000

Sale of shares for cash
      pursuant to Employee
      Stock Purchase Plan                        34,000         --         283,000              --          --          283,000

Exercise of stock options                       168,000      2,000         975,000              --          --          977,000

Shares issued pursuant to Medical
      Advisory Board agreement                    2,000         --          29,000              --          --           29,000

Tax benefit realized upon exercise
      of stock options                               --         --         143,000              --          --          143,000

Net income for 1997                                  --         --              --       1,327,000          --        1,327,000

Cumulative translation adjustments                   --         --              --              --    (107,000)        (107,000)
                                              ---------------------------------------------------------------------------------

Balances at December 31, 1997                 8,021,000     $80,000    $30,482,000     $ 1,936,000   $ 120,000      $32,618,000
                                              ---------------------------------------------------------------------------------
                                              ---------------------------------------------------------------------------------

                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                  OF THE CONSOLIDATED FINANCIAL STATEMENTS.

  CONSOLIDATED STATEMENTS OF CASH FLOWS                                                             AVECOR CARDIOVASCULAR, INC.

                                                                                       FOR THE YEARS ENDED DECEMBER 31,
                                                                               1997                 1996             1995
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
      Net income (loss)                                                    $  1,327,000        $  (567,000)       $ 3,296,000
      Adjustments to reconcile net income (loss) to
            net cash (used in) provided by operating activities:
         Depreciation and amortization                                        1,748,000          1,375,000          1,063,000
         Accretion of discount on investments                                  (280,000)          (508,000)          (189,000)
         Provision for bad debts                                                214,000            104,000             42,000
         Deferred income taxes                                                  (78,000)          (867,000)          (370,000)
         Stock compensation                                                      29,000                 --                 --
         Deferred grant                                                         (52,000)           (67,000)           (19,000)
         Changes in operating assets and liabilities:
            Accounts receivable                                              (1,292,000)          (958,000)        (2,088,000)
            Inventories                                                      (1,185,000)        (3,547,000)        (1,696,000)
            Other current assets                                                401,000           (199,000)          (127,000)
            Accounts payable                                                   (762,000)           122,000            946,000
            Accrued expenses                                                    139,000          1,542,000            623,000
            Accrued litigation settlement                                    (1,100,000)         1,100,000                 --
                                                                           ---------------------------------------------------
               Net cash (used in) provided by operating activities             (891,000)        (2,470,000)         1,481,000
                                                                           ---------------------------------------------------

Cash flows from investing activities:
      Purchase of property, plant and equipment                             (12,628,000)        (2,629,000)        (1,146,000)
      Purchase of short-term investments                                     (6,891,000)        (6,183,000)        (7,666,000)
      Proceeds upon sale or maturity of short-term investments                6,082,000         11,810,000          2,000,000
      Restricted cash and investments                                         3,450,000         (4,450,000)                --
      Increase in other assets                                                 (222,000)           (53,000)          (162,000)
                                                                           ---------------------------------------------------
               Net cash used in investing activities                        (10,209,000)        (1,505,000)        (6,974,000)
                                                                           ---------------------------------------------------

Cash flows from financing activities:
      Net proceeds from sales of common stock                                   283,000            250,000         12,831,000
      Net proceeds from options exercised                                       977,000            (70,000)          (154,000)
      Net proceeds from warrants exercised                                       28,000            529,000                 --
      Borrowings on long-term debt                                            5,167,000                 --                 --
      Principal payments on long-term debt                                     (215,000)                --                 --
      Grant proceeds                                                                 --            102,000                 --
                                                                           ---------------------------------------------------
               Net cash provided by financing activities                      6,240,000            811,000         12,677,000
                                                                           ---------------------------------------------------

Effect of exchange rates on cash                                                (39,000)           100,000            (41,000)
                                                                           ---------------------------------------------------

Net (decrease) increase in cash and cash equivalents                         (4,899,000)        (3,064,000)         7,143,000
                                                                           ---------------------------------------------------
Cash and cash equivalents at beginning of year                                6,114,000          9,178,000          2,035,000
                                                                           ---------------------------------------------------

Cash and cash equivalents at end of year                                   $  1,215,000        $ 6,114,000        $ 9,178,000
                                                                           ---------------------------------------------------
                                                                           ---------------------------------------------------

Supplemental disclosure:
      Significant non-cash investing and financing transaction:
         Use of restricted funds for purchase of the U.S. facility         $  1,000,000                 --                 --
         Accounts payable recorded for the purchase of property,
            plant and equipment                                                      --        $   387,000                 --

      Cash paid for income taxes                                           $    235,000        $    57,000        $   654,000
      Cash paid for interest                                               $    348,000                 --                 --

                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                  OF THE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS DESCRIPTION: AVECOR Cardiovascular Inc. (the "Company") was incorporated on December 13, 1990. The Company develops, manufactures and markets specialty medical devices for heart/lung bypass surgery and long-term respiratory support.

      PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of AVECOR Cardiovascular Inc. and its wholly-owned subsidiaries, AVECOR Cardiovascular Ltd. and AVECOR Foreign Sales
Corporation, after elimination of all significant intercompany transactions and accounts.

      CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS: For financial reporting purposes, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalent balances are concentrated primarily with two investment managers, the majority of which is invested in daily money market funds.

      Short-term investments consist of bank certificates of deposit, U.S. government securities, agency paper, commercial paper and other corporate obligations, and money market instruments and are classified as short-term in the balance sheet based on their maturity date. All of the Company's short-term investments mature in 1998 and are considered by management to be "available for sale." At December 31, 1997 and 1996, the estimated fair value of the short-term investments approximated their cost. Unrealized gains and losses were not significant.

      At December 31, 1997, the Company had no restricted cash or investments. At December 31, 1996, cash and short-term investements totaling $4,450,000 were restricted as to their use.

      CONCENTRATIONS OF CREDIT RISK: The Company's accounts receivable are primarily due from hospitals and independent foreign distributors located mainly in the U.S. and Western Europe. Although the Company does not require collateral from its customers, concentrations of credit risk in the U.S. are somewhat mitigated by a large number of geographically dispersed customers. The Company does not presently anticipate credit risk associated with foreign trade receivables (see Note 6), although collection could be impacted by the underlying economies of the respective countries.

      INVENTORIES: Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out method.

      PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are generally recorded using the straight-line method over estimated useful asset lives. The Company's new U.S. facility carries asset lives of forty, fifteen and seven years for the building and shell, improvements, and equipment and furniture, respectively. The cost of molds, tooling and dies is capitalized and depreciated generally over periods of three to five years using straight-line or units of production methods. Other equipment and leasehold improvements are generally carry estimated useful lives of five years or less (shorter of asset life or lease term for leasehold improvements). See "REVENUE RECOGNITION" below for the Company's policy with regards to its blood pump equipment placed with customers.

      Maintenance, repairs and minor improvements are charged to expense as incurred while major betterments and renewals are capitalized. When assets are sold or retired, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is included in operations.

      LONG-LIVED ASSETS: The recoverability of long-lived assets is assessed annually or whenever adverse events or changes in circumstances or business climate indicate that the expected cash flows previously anticipated warrant reassessment. When such reassessments indicate the potential of impairment, all business factors are considered and, if the carrying values of long-lived assets are not likely to be recovered from future net operating cash flows, they will be written down for financial reporting purposes.

      REVENUE RECOGNITION: For all products, other than when the equipment portion of the Affinity blood pump system is shipped to the customer but title remains with the Company, the Company recognizes sales upon product shipment.

      During 1997, the Company began marketing the Affinity blood pump system. This blood pump system has both equipment and disposable products which are manufactured and marketed by the Company. Typically, when the equipment portion of the system is shipped, title to the equipment remains with the Company. Subsequently, the total cost of this equipment is realized through ongoing sales of disposable products to the customer, and accordingly is amortized and recorded as a charge to operations over the life of the equipment, generally using an asset life of three to five years.

      RESEARCH AND DEVELOPMENT: Research and development costs are expensed as incurred.

      INCOME TAXES: The Company accounts for income taxes using the liability method. The liability method provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes ("temporary differences") using enacted tax rates in effect in the years in which the differences are expected to reverse. Temporary differences relate primarily to the allowance for doubtful accounts, obsolete inventory allowances, and accruals for vacation, product liability and warranty costs.

      NET INCOME (LOSS) PER SHARE: In February 1997, the Financial Accounting Standards Board issued Statement No. 128, a new standard for computing and presenting earnings per share. As required, the Company adopted this new standard in the fourth quarter of 1997. Net income (loss) per share for all periods presented have been computed by dividing net income (loss) by the weighted average number of common shares outstanding ("basic EPS") and by the weighted average number of common and common equivalent shares outstanding ("diluted EPS"). Common equivalent shares relate to stock options and stock warrants when their effect is not antidilutive.

      For all periods presented, the weighted average common and common equivalent shares outstanding are as follows:

                                              FOR THE YEARS ENDED DECEMBER 31,
                                           1997             1996            1995
-----------------------------------------------------------------------------------
Weighted average
  common shares
  outstanding                             7,921,000      7,767,000        7,046,000
Common equivalent
  shares outstanding:
   Option equivalents                        68,000             --          262,000
   Warrant equivalents                        1,000             --           45,000
                                          -----------------------------------------
Weighted average common
  and common equivalent
  shares outstanding                      7,990,000      7,767,000        7,353,000
                                          -----------------------------------------
                                          -----------------------------------------

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

      USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas which require the use of management's estimates relate to the determination of the allowances for doubtful accounts receivable and obsolete inventories, the need for a valuation allowance on deferred tax assets and the determination related to the probability of the patent contingency matter.


2. BALANCE SHEET INFORMATION:

The following provides additional information concerning selected balance sheet accounts as of December 31, 1997 and 1996:

                                                     1997           1996
----------------------------------------------------------------------------
Accounts receivable, net:
   Accounts receivable                           $ 8,611,000     $ 7,418,000
   Allowance for doubtful accounts                  (334,000)       (120,000)
                                                 ---------------------------
                                                 $ 8,277,000     $ 7,298,000
                                                 ---------------------------
                                                 ---------------------------
Inventories:
   Raw materials                                 $ 3,758,000     $ 3,424,000
   Work-in-progress                                2,189,000       2,343,000
   Finished goods                                  4,687,000       3,709,000
                                                 ---------------------------
                                                 $10,634,000     $ 9,476,000
                                                 ---------------------------
                                                 ---------------------------
Property, plant and equipment, net:
   Land                                          $ 1,409,000     $        --
   Building                                        7,413,000         557,000
   Machinery and equipment                         5,181,000       3,324,000
   Office and laboratory equipment                 3,448,000       2,430,000
   Molds, tooling and dies                         3,011,000       2,183,000
   Leasehold improvements                            829,000         786,000
   Equipment placed with customers                 1,494,000              --
                                                 ---------------------------
                                                  22,785,000       9,280,000
   Accumulated depreciation
      and amortization                            (6,096,000)     (4,472,000)
                                                 ---------------------------
                                                 $16,689,000     $ 4,808,000
                                                 ---------------------------
                                                 ---------------------------
Accrued expenses:
   Payroll                                       $   150,000     $   472,000
   Vacation                                          319,000         288,000
   Commissions                                       290,000         447,000
   Income taxes                                      709,000         616,000
   Real estate taxes                                 355,000              --
   Other                                           1,235,000       1,268,000
                                                 ---------------------------
                                                 $ 3,058,000     $ 3,091,000
                                                 ---------------------------
                                                 ---------------------------

3. SHAREHOLDERS' EQUITY:

SERIAL PREFERRED STOCK: The Company's Second Restated Articles of Incorporation, as amended, provide for 2,000,000 shares of preferred stock, par value $.01 per share, issuable in series ("Serial Preferred Stock"). The Board of Directors is empowered to authorize the issuance and establish the terms of any shares of the Serial Preferred Stock without shareholder approval. In 1996, the Board of Directors authorized 200,000 shares for issuance as Series A Junior Preferred Stock under the Shareholder Rights Plan.

      STOCK INCENTIVE PLAN: The Company's 1991 Stock Incentive Plan ("Plan") provides for granting to eligible employees and certain other individuals nonqualified and incentive options. The Company has reserved 1,050,000 shares of common stock for issuance under the Plan. At December 31, 1997 there were 20,000 shares remaining for grant under the Plan. In December 1997, the Company's Board of Directors authorized, subject to shareholder approval, an additional 450,000 shares of common stock to be reserved for issuance under the Plan. Also, in December 1997, the Company's Board of Directors authorized 50,000 stock option grants under the Plan, subject to shareholder approval of the increase in shares reserved under the Plan. Options granted under the Plan are generally exercisable beginning one year from the date of grant in cumulative yearly amounts of 25% of the shares under option and expire, if not exercised, five to ten years after the date of grant.

      Pursuant to the terms of the Plan, optionees may use cash, tender previously owned shares, or be credited for a portion of the shares exercised to reimburse the Company for the cost of excercising the options and the taxes due on the recognized gain. The shares tendered from the optionee or credited at time of exercise are at the fair market value of the stock on the transaction date. No common shares were credited to optionees to satisfy such obligations in 1997. In 1996, 19,000 common shares valued at $278,000 and, in 1995, 33,000 shares valued at $486,000 were credited the optionees at the exercise date to satisfy such obligations.

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

      There were no stock bonuses and no restricted shares issued under the Plan for the years ended December 31, 1997, 1996 and 1995.

      A summary of option transactions under the Plan for 1997, 1996 and 1995 follows:

                                                  WEIGHTED AVERAGE       OPTION
                                                      EXERCISE         PRICE RANGE
                                        SHARES     PRICE PER SHARE      PER SHARE
------------------------------------------------------------------------------------
Balances, December 31, 1994              570,000       $6.65          $1.00 - $9.94
   Options granted                        42,000      $10.63          $8.38 - $12.63
   Options exercised                    (104,000)      $3.20          $1.00 - $9.88
   Options cancelled                      (3,000)      $9.88              $9.88
                                        --------
Balances, December 31, 1995              505,000       $7.67          $1.00 - $12.63
   Options granted                       309,000      $12.32         $10.88 - $14.75
   Options exercised                     (58,000)      $3.58          $1.00 - $12.00
   Options cancelled                    (113,000)     $11.99          $9.88 - $12.00
                                        --------
Balances, December 31, 1996              643,000      $9.51           $2.00 - $14.75
   Options granted                       286,000      $8.28           $7.00 - $12.00
   Options exercised                    (168,000)     $5.81           $2.00 - $9.94
   Options cancelled                     (77,000)    $11.16           $6.38 - $14.00
                                        --------
   Balances, December 31, 1997           684,000      $9.72           $5.13 - $14.75
                                        --------
                                        --------

      The following table summarizes information about stock options outstanding and exercisable at December 31, 1997:

                           OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
-----------------------------------------------------------------------------------
                                  WEIGHTED-
                                    AVG.       WEIGHTED-                 WEIGHTED-
    RANGE OF                      REMAINING      AVG.                       AVG.
    EXERCISE         NUMBER      CONTRACTUAL   EXERCISE       NUMBER      EXERCISE
     PRICES        OUTSTANDING      LIFE         PRICE      EXERCISABLE     PRICE
-----------------------------------------------------------------------------------
  $5.13 - $7.00       29,000      2.0 years      $6.72         19,000       $6.57
      $7.13          182,000      9.9 years      $7.13          --           --
 $7.63 - $10.00      222,000      3.1 years      $9.74        114,000       $9.70
 $10.13 - $14.75     251,000      3.4 years     $11.94         56,000      $12.00
                     -------                                  -------
                     684,000      5.0 years      $9.72        189,000      $10.08
                     -------                                  -------
                     -------                                  -------

      1995 NON-EMPLOYEE DIRECTOR PLAN: In 1995, the Company's Board of Directors authorized, and in 1996, the Company's shareholders approved, a reserve of 250,000 shares of the Company's common stock for issuance to Non-Employee Directors of the Company, pursuant to the 1995 Non-Employee Director Plan (the "1995 Director Plan"). Options granted under the 1995 Director Plan vest on a cumulative basis, with one third exercisable as of the date of grant and the remainder becoming exercisable in equal installments on each of the first and second anniversaries of the date of grant. Each option expires and is no longer exercisable on the date ten years from its date of grant. Options to purchase 42,000 shares at $13.38 and 10,500 shares at $12.25 per share were granted during 1995 and 1996, respectively. At December 31, 1997, there were 197,500 options available for grant under the 1995 Director Plan.

      The following table summarizes information about stock options outstanding and exercisable at December 31, 1997:

                             OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
-----------------------------------------------------------------------------------
                                  WEIGHTED-
                                    AVG.       WEIGHTED-                  WEIGHTED-
    RANGE OF                      REMAINING      AVG.                       AVG.
    EXERCISE         NUMBER      CONTRACTUAL   EXERCISE       NUMBER      EXERCISE
     PRICES        OUTSTANDING      LIFE         PRICE      EXERCISABLE     PRICE
-----------------------------------------------------------------------------------
  $12.25-$13.38      52,500       7.7 years     $13.15        49,000       $13.21

      ACCOUNTING FOR STOCK-BASED COMPENSATION: The Company adopted Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation", in 1996. The Company has continued to measure compensation cost for its stock-based compensation plans using the intrinsic value-based method of accounting and, therefore, the new standard has had no effect on the Company's operating results.

      Had the Company used the fair value-based method of accounting for its 1991 Stock Incentive Plan and 1995 Non-Employee Director Plan beginning with options granted in 1995 and charged this compensation cost along with the value of the shares granted through the Employee Stock Purchase Plan against income, over the plans' vesting periods, based on the fair value of options at the date of grant, net income (loss) and diluted earnings (loss) per share for 1997, 1996 and 1995 would have been as follows:

                                        1997             1996            1995
----------------------------------------------------------------------------------
Net income (loss)
   As reported                         $1,327,000      $(567,000)       $3,296,000
   Pro forma                           $1,011,000      $(845,000)       $3,117,000

Diluted earnings (loss)
 per share
   As reported                         $     0.17      $   (0.07)       $     0.45
   Pro forma                           $     0.13      $   (0.11)       $     0.42

      The pro forma information above includes stock options granted and stock purchased under the Employee Stock Purchase Plan in 1995, 1996 and 1997.

      The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model for the 1991 Stock Incentive Plan and the 1995 Non-Employee Director Plan. The assumptions for 1997, 1996 and 1995 were as follows:

                        1997                    1996                    1995
------------------------------------------------------------------------------------
                    1991       1995        1991        1995        1991       1995
                  INCENTIVE  DIRECTOR    INCENTIVE   DIRECTOR    INCENTIVE  DIRECTOR
                    PLAN       PLAN        PLAN        PLAN        PLAN       PLAN
------------------------------------------------------------------------------------
Risk-free
  interest
  rates           5.8%-6.6%    6.2%      5.2%-6.8%     6.2%      6.2%-7.8%    6.6%
Expected life    4.3-8 years  8 years    4.3 years    8 years    4.3 years   8 years
Expected
  volatility         50%        50%         50%         50%         50%        50%
Expected
  dividends          0%         0%          0%          0%          0%         0%

      WARRANTS: In connection with the completion of its initial public offering of common shares in 1992, the Company granted to the representatives of the underwriters warrants for 90,000 shares of common stock at an exercise price of $6.60 per share. During 1997 and 1996, the Company issued 5,000 and 85,000 shares of common stock, respectively, pursuant to the exercise of these warrants. At December 31, 1997, there are no outstanding warrants.

      EMPLOYEE STOCK PURCHASE PLAN: The AVECOR Cardiovascular Inc. Employee Stock Purchase Plan ("Stock Purchase Plan"), which is available to substantially all employees, enables eligible employees to contribute up to 10% of their wages toward quarterly purchases of the Company's common stock at 85% of market value on the first or last day of each calendar quarter, whichever had the lower stock price. The Company has reserved 100,000 shares of common stock for issuance under the Stock Purchase Plan. Employees purchased 34,000 shares at an average price of $7.72 per share in 1997, 23,000 shares at an average price of $11.00 per share in 1996, and 18,000 shares at an average price of $10.17 per share in 1995. In 1997, the Company's Board of Directors authorized, subject to shareholder approval, an additional 125,000 shares of common stock to be reserved for issuance under the Stock Purchase Plan. At December 31, 1997, there were no shares of common stock available for purchase under this plan.

      SHAREHOLDER RIGHTS PLAN: In June 1996, the Company adopted a shareholder rights plan, pursuant to which the Company declared a dividend distribution of one Preferred Share Purchase Right on each share of the Company's Common Stock outstanding on August 2, 1996. Each Right entitles the holder to buy one-thousandth of a share of the Company's Series A Junior Preferred Stock, or a combination of securities and assets of equivalent value, at an exercise price of $80.00, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated June 26, 1996, between the Company and Norwest Bank Minnesota, N.A., as Rights Agent.


4. LONG-TERM DEBT:

In January 1997, the Company purchased a new corporate headquarters and manufacturing facility for $9,650,000 and consolidated its former four separate U.S. facilities. In connection with this purchase, the Company entered into a $5,167,000 bank note payable agreement in January 1997 and, in addition, utilizing restricted cash and investments, funded the remaining cost of the new building.

      The bank note payable agreement bears interest at 8.11% and requires monthly principal payments of $21,531, plus interest, through January 2002 with the remaining principal and interest due February 2002. The bank note payable is collateralized by the new corporate headquarters and manufacturing facility and, among other things, requires the Company to meet certain ratios related to leverage, debt service and cash flow. Additionally, the bank note payable agreement prohibits the Company from distributing dividends to its shareholders. The Company believes the fair value of this debt approximates its carrying value at December 31, 1997.

      At December 31, 1997, remaining principal payments on the bank note payable are as follows:

          YEAR ENDING DECEMBER 31
-------------------------------------------------------------------------
            1998                                         $  258,000
            1999                                            258,000
            2000                                            258,000
            2001                                            258,000
            2002                                          3,920,000
                                                         ----------
                                                         $4,952,000
                                                         ----------
                                                         ----------

5. COMMITMENTS

LEASES: In 1996 and years prior, the Company leased all of its facilities and certain equipment pursuant to operating leases. The leases for the Company's United States operating facilities expired in December 1996, at which time the Company occupied its new corporate headquarters. The Company's facility near Glasgow, Scotland is leased for a period of ten years ending in October 2003. This lease agreement provides for adjustment of minimum rentals based upon market rates in 1998 and requires minimum monthly rental payments plus real estate taxes and applicable common facility operating expenses.

      Rent expense, including allocated real estate taxes and operating expenses, under all rental agreements was $325,000, $725,000 and $596,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

      The following is a schedule of future minimum lease payments pursuant to the terms of the non-cancellable leases for the Glasgow, Scotland facility described above:

          YEAR ENDING DECEMBER 31
-------------------------------------------------------------------------
            1998                                         $147,000
            1999                                          147,000
            2000                                          147,000
            2001                                          147,000
            2002                                          147,000
            2003                                          112,000
                                                         --------
                                                         $847,000
                                                         --------
                                                         --------

      ROYALTY AGREEMENTS: SILICONE PRODUCTS -- In connection with the Company's June 1991 acquisition of the Surgical Division of SCIMED Life Systems, Inc. (the Predecessor Business), the Company entered into a royalty agreement with SCIMED. The agreement required the Company to make payments to SCIMED primarily based on net sales (as defined), through June 1996, of products previously manufactured by the Predecessor Business as of the acquisition date. The Company incurred royalties of $95,000 and $178,000 for the years ended December 31, 1996 and 1995, respectively, under this agreement.

      The agreement also provides for royalty payments should the Company develop and sell new products (new generation products) using certain technology embodied in product models developed by the Predecessor Business. This element of the agreement expires in June 2001. The Company has not paid or incurred any such royalties through December 31, 1997.

      AFFINITY BLOOD PUMP -- The Company also entered into a royalty agreement in connection with the Company's acquisition of an exclusive license to market the Affinity blood pump. This agreement requires the Company to make payments based on net sales of the pump chamber (the disposable portion of the Affinity blood pump system) and net profits of the pump console (the equipment portion of the Affinity blood pump system) through August 2002. The term of the agreement may be extended by the Company until the expiration of the last-to-expire of the patents covered by this agreement or the useful life of the know-how (as defined) licensed, whichever is longer. Under the terms of the royalty agreement, the Company must pay minimum royalties each year. The Company's royalties incurred of $55,000 for the year ended December 31, 1997 exceeded the minimum royalty related to the first year of the royalty agreement.

      BIO-PASSIVE SURFACE -- The Company also has use of an exclusive license allowing it to apply a bio-passive surface to its products. The agreement requires the Company to make quarterly payments based on a percentage of net sales of products utilizing the bio-passive surface. The Company can retain exclusivity of the license if it pays minimum annual royalties. The Company incurred royalties of $35,000 for the year ended December 31, 1997 under this agreement.

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


6. INDUSTRY SEGMENT INFORMATION:

Since its inception, the Company has operated in the single industry segment of developing, manufacturing and marketing medical devices.

      The Company distributes its products through its direct sales force and independent sales representatives in the United States, Canada, the United Kingdom and France. Additionally, the Company distributes its products through foreign independent distributors, primarily in Europe and Asia, who then market the products directly to medical institutions. During 1997, the Company terminated agreements with its last remaining domestic distributor and its only Canadian distributor. A direct sales force now serves the markets formerly assigned to these distributors. Management does not believe the Company is significantly dependent upon any one distributor for the ultimate sale of products to medical institutions. Sales to distributors accounting for 10% or more of the Company's net sales were as follows:

                                  1997                1996             1995
--------------------------------------------------------------------------------
Distributor #1                     (1)                 (1)            $3,503,000

(1) Accounted for less than 10% of the Company's net sales.

      Total export sales from the U.S. to unaffiliated entities (primarily to Europe and payable in U.S. dollars) were $4,952,000, $4,912,000 and $3,480,000, respectively, for the years ended December 31, 1997, 1996 and 1995.

      At December 31, 1997 and 1996, consolidated accounts receivable include $4,366,000 and $3,738,000, respectively, due from customers located outside of the U.S.

                                            YEAR ENDED DECEMBER 31
----------------------------------------------------------------------------------
                                   AVECOR              AVECOR
                               CARDIOVASCULAR      CARDIOVASCULAR
                                    INC.                LTD.         CONSOLIDATED
-----------------------------------------------------------------------------------
1997
Sales to unaffiliated
     customers                   $32,634,000          $14,230,000      $46,864,000
Operating income                   1,640,000              320,000        1,960,000
Identifiable assets               36,705,000            6,054,000       42,759,000

1996
Sales to unaffiliated
     customers                    31,290,000           13,111,000       44,401,000
Operating income (loss)           (1,738,000)             412,000       (1,326,000)
Identifiable assets               30,699,000            6,462,000       37,161,000

1995
Sales to unaffiliated
     customers                    22,638,000           10,702,000       33,340,000
Operating income                   2,806,000              684,000        3,490,000
Identifiable assets               27,902,000            5,617,000       33,519,000

      During the years ended December 31, 1997, 1996, and 1995, AVECOR Cardiovascular Ltd. made capital expenditures of approximately $393,000, $146,000 and $57,000, respectively.

      In June 1997, the Financial Accounting Standards Board issued Statement 131, "Disclosures About Segments of an Enterprise and Related Information," a new standard of reporting information about operating or business segments in financial statements. The new standard will be effective for the Company's annual financial statements in 1998. Although the Company has not specifically evaluated what impact, if any, this new standard will have on the Company's current reporting of operating and business segments, the Company believes it will continue reporting as one operating and business segment.


7. RETIREMENT SAVINGS PLAN:

The AVECOR Cardiovascular Inc. Retirement Savings Plan (the "Savings Plan") is a profit sharing plan which provides for voluntary pre-tax employee contributions and discretionary employer matching and profit sharing contributions and is intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code. Generally, all employees of the Company who are over 21 years of age and who have completed one year of service with the Company are eligible to participate in the Savings Plan. The Company did not make any contributions to the Savings Plan in 1997, and made contributions of $23,000 and $10,000 to the Savings Plan related to 1996 and 1995, respectively.

8. INCOME TAXES:

The components of the Company's income tax provision (benefit) are as follows:


                                              YEAR ENDED DECEMBER 31
                                     1997                1996            1995
---------------------------------------------------------------------------------
Current
  U.S. federal                      $585,000            $484,000         $875,000
  U.S. state                          15,000              57,000            5,000
  International                      223,000             292,000          270,000
Deferred                             (78,000)           (867,000)        (370,000)
                                    ---------------------------------------------
                                    $745,000           $ (34,000)        $780,000
                                    ---------------------------------------------
                                    ---------------------------------------------

      The variance of the 1997 and 1996 effective tax rate from the U.S. statutory tax rate was primarily due to losses incurred by the Company's French subsidiary for which no tax benefit has been recorded because of the uncertainty of their realization, offset by the generation of research and experimentation credits. The variance of the 1995 effective tax rate from the U.S. statutory tax rate was primarily due to utilization of $1,730,000 of net operating loss carryforwards ("NOLs") and $26,000 of state research and experimentation credits.

      Components of the Company's deferred tax assets and liabilities are as follows:

                                                          DECEMBER 31
                                                      1997           1996
---------------------------------------------------------------------------
   Deferred tax assets:
      Patent settlement                           $       --     $  418,000
      Research and experimentation
         credits                                     881,000        560,000
      French subsidiary NOL
         carryforwards                               226,000        119,000
      AMT carryforwards                              195,000             --
      Other, primarily certain
         accrued expenses                            239,000        296,000
      Valuation allowance                           (226,000)      (119,000)
                                                  -------------------------
                                                   1,315,000      1,274,000
   Deferred tax liabilities:
      Depreciation                                        --        (37,000)
                                                  -------------------------
   Net deferred tax assets                        $1,315,000     $1,237,000
                                                  -------------------------
                                                  -------------------------

      The Company has established a valuation allowance to offset its deferred tax asset related to its French subsidiary's NOL carryforwards due to the uncertainty of their realization. The NOL carryforwards expire from 2000 to 2002. The Company expects its future taxable income will be sufficient to realize its other deferred tax assets, therefore there is no valuation allowance offsetting them.

      Available research and experimentation credits at December 31, 1997, represent federal and state amounts of approximately $632,000 and $249,000, respectively, with expiration dates ranging from 2007 to 2012. The Company's AMT credit carryforwards do not expire.

      Domestic and international components of income (loss) before income taxes are as follows:


                                               YEAR ENDED DECEMBER 31
                                      1997              1996              1995
----------------------------------------------------------------------------------
AVECOR Cardiovascular Inc.          $1,663,000       $(1,088,000)       $3,351,000
AVECOR Cardiovascular Ltd.             409,000           487,000           725,000
                                    ----------------------------------------------
                                    $2,072,000       $  (601,000)       $4,076,000
                                    ----------------------------------------------
                                    ----------------------------------------------

      Undistributed earnings of the Company's foreign subsidiary are indefinitely reinvested in foreign operations. Accordingly, no provision has been made for income taxes that might be payable upon remittance.


9. PATENT MATTERS:

      In March 1997, the Company filed suit in U.S. District Court for the District of Minnesota, seeking to invalidate a newly issued U.S. patent held by a competing manufacturer of blood oxygenators and other medical devices, and requesting a determination that the Company's Affinity oxygenator does not infringe the competitor's patent. The Company filed suit in response to a December 1996 letter from the competitor, alleging that the Affinity oxygenator infringes certain claims under the competitor's patent, and requesting discussion regarding a possible license agreement. The Company reviewed the subject patent and concluded, based on an opinion from its patent counsel, that none of the claims in the patent are infringed by the Affinity oxygenator, and that the patent is, in any event, invalid. On October 6, 1997, the Magistrate Judge of the United States District Court vacated a previous order and granted a stay in the proceedings, including the suspension of discovery, pending the outcome of the competitor's request for re-issuance of the aforementioned patent. The expense and effort potentially required to bring this action, as well as the outcome of any counterclaim successfully brought against the Company by the competitor, could have a material adverse effect on the Company's business, financial condition and results of operations.

      In 1996, the Company reached an agreement with COBE Laboratories Inc.
(COBE) to settle COBE's patent suit against the Company. The terms of the settlement with COBE provided for the Company to make net payments totaling $2,200,000. Two net payments of $1,100,000 were made in August 1996 and August 1997, respectively. The net settlement costs of $2,200,000 and the associated legal costs were recognized as a charge to operations in 1996.


10. QUARTERLY DATA (UNAUDITED):

Quarterly net sales, gross profit, net income (loss) and net income (loss) per share data are presented on page 20.


11. NEW ACCOUNTING STANDARD:

In June 1997, the Financial Accounting Standards Board issued Statement 130, "Reporting Comprehensive Income," a new standard requiring the reporting and display of "comprehensive income" (defined as the change in equity of a business enterprise during a period from sources other than those resulting from investments by owners and distributors to owners) and its components in a full set of general purpose financial statements. The new standard will be effective for the Company's annual financial statements in 1998. The Company's cumulative translation adjustment is considered a component of "comprehensive income," however the Company has not evaluated what other components of its changes in equity would be components of "comprehensive income."

REPORT OF INDEPENDENT ACCOUNTANTS
To the Shareholders and Board of Directors of AVECOR Cardiovascular Inc.:

We have audited the accompanying consolidated balance sheets of AVECOR Cardiovascular Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AVECOR Cardiovascular Inc. as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P

MINNEAPOLIS, MINNESOTA
MARCH 16, 1998


QUARTERLY OPERATING DATA
The following table sets forth certain unaudited operating data for the four quarters in 1997 and 1996. In the opinion of management, the data include all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the information set forth therein.

                                       FIRST        SECOND     THIRD        FOURTH
(UNAUDITED)                           QUARTER      QUARTER    QUARTER       QUARTER
------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)
1997
Net sales                             $12,043      $11,961     $11,273    $11,587
Gross profit                            4,983        5,061       4,785      4,461
Net income                                387          403         365        172
Diluted earnings per share               $.05         $.05        $.05       $.02

1996
Net sales                             $10,293      $11,145     $11,315    $11,648
Gross profit                            4,342        4,702       4,534      4,837
Net income (loss)                         211       (1,876)        628        470
Diluted earnings (loss)
  per share                              $.03        $(.24)       $.08       $.06

The summation of quarterly diluted earnings (loss) per share may not equate to the calculation for the year as quarterly calculations are prepared on a discrete basis. All earnings per share calculations are presented per the definition of "diluted earnings per share" from FASB Statement No. 128.


COMMON STOCK INFORMATION
The Company's Common Stock is currently traded on the Nasdaq National Market under the symbol AVEC. The quotations set forth below reflect the high and low closing prices for the Company's Common Stock on the Nasdaq National Market for each of the identified periods, excluding adjustments for retail mark-ups, mark-downs or commissions.


1997                                                          HIGH           LOW
-----------------------------------------------------------------------------------
First Quarter                                                $13 3/8        $10 3/4
Second Quarter                                                12 1/4          8 3/4
Third Quarter                                                 12 3/8          9 7/8
Fourth Quarter                                                12              6

1996                                                          HIGH           LOW
------------------------------------------------------------------------------------
First Quarter                                                $17 1/4        $10 1/2
Second Quarter                                                14 1/8         12
Third Quarter                                                 15 7/8         11 5/8
Fourth Quarter                                                14 7/8         10 7/8

SHAREHOLDERS. As of March 1, 1998, there were approximately 300 holders of record and approximately 3,800 beneficial shareholders of the Company's Common Stock.

DIVIDENDS. The Company has not declared or paid any cash dividends on its Common Stock since its inception, and the Board of Directors currently intends to retain all earnings for use in the business for the foreseeable future. Under terms of the note payable used to finance the Company's U.S. manufacturing facility in January 1997, no dividends may be paid to shareholders while the note payable is outstanding. The bank note payable will fully mature in February 2002.

CORPORATE INFORMATION                                                                                   AVECOR CARDIOVASCULAR, INC.


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


INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L.L.P.
Minneapolis, Minnesota


GENERAL COUNSEL
Oppenheimer Wolff & Donnelly LLP
Minneapolis, Minnesota


INVESTOR RELATIONS COUNSEL
Swenson NHB Investor Relations
Minneapolis, Minnesota
(612) 371-0000


ANNUAL MEETING
The Annual Meeting of Shareholders will be held on Thursday, May 7, 1998, at
3:30 p.m. at the Minneapolis Marriott City Center Hotel, 30 South Seventh
Street, Minneapolis, Minnesota.


DIRECTORS

ANTHONY BADOLATO
Chairman of the Board and
Chief Executive Officer

EDWARD E. STRICKLAND
Independent Financial Consultant

DAVID W. STASSEN
President
Sulzer Spine-Tech, Inc.

J. GORDON WRIGHT
Founder and Managing Director
Caledonian Medical Limited


OFFICERS

ANTHONY BADOLATO
Chairman of the Board and
Chief Executive Officer

WILLIAM S. HAWORTH
Vice President - Engineering

GREGORY J. MELSEN
Vice President - Finance, Treasurer and
Chief Financial Officer

ALLAN R. SECK
Vice President - Marketing and Sales


                           AVECOR CARDIOVASCULAR INC.
                               7611 NORTHLAND DRIVE
                           MINNEAPOLIS, MINNESOTA 55428
                                  (612) 391-9000